As filed with the Securities and Exchange Commission on June 7, 1996.
                                                      Registration No. 333-

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM S-3
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                              ZYTEC CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          MINNESOTA                                       41-1465891
(STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                             7575 MARKET PLACE DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                            TELEPHONE: (612) 941-1100
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RONALD D. SCHMIDT
                          PRESIDENT AND CHIEF EXECUTIVE
                                     OFFICER
                                ZYTEC CORPORATION
                             7575 MARKET PLACE DRIVE
                          EDEN PRAIRIE, MINNESOTA 55344
                            TELEPHONE: (612) 941-1100
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:

     ERIC O. MADSON, ESQ.                         THOMAS C. THOMAS, ESQ.
  WINTHROP & WEINSTINE, P.A.                    OPPENHEIMER WOLFF & DONNELLY
   3000 DAIN BOSWORTH PLAZA                       3400 PLAZA VII BUILDING
    60 SOUTH SIXTH STREET                         45 SOUTH SEVENTH STREET
 MINNEAPOLIS, MINNESOTA 55402                   MINNEAPOLIS, MINNESOTA 55402
   TELEPHONE: (612) 347-0700                     TELEPHONE: (612) 344-9300


        Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.


If the only securities being offered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                      PROPOSED           PROPOSED
                                                      MAXIMUM            MAXIMUM           AMOUNT OF
   TITLE OF EACH CLASS OF          AMOUNT TO       OFFERING PRICE       AGGREGATE         REGISTRATION
SECURITIES TO BE REGISTERED    BE REGISTERED (1)   PER SHARE (2)    OFFERING PRICE (2)        FEE
Common Stock, no par value      2,572,000 shares       $20.00          $51,440,000          $17,738

(1) Includes 300,000 shares subject to the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices for the Common Stock on June 6, 1996, as reported on the Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.






INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                    SUBJECT TO COMPLETION, DATED JUNE 7, 1996

PROSPECTUS

                                2,272,000 Shares

                                  [ZYTEC LOGO]

                                  Common Stock

Of the 2,272,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Zytec Corporation (the "Company" or "Zytec"), and 272,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "ZTEC." On June 6, 1996, the last reported sale price for the Company's Common Stock as reported on the Nasdaq National Market was $19.00 per share. See "Price Range of Common Stock."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                       UNDERWRITING                           PROCEEDS TO
                     PRICE TO          DISCOUNTS AND        PROCEEDS TO         SELLING
                      PUBLIC          COMMISSIONS (1)       COMPANY (2)       SHAREHOLDERS
Per Share       $                  $                     $                 $
Total (3)       $                  $                     $                 $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $275,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $ , $ and $
       , respectively. See "Underwriting."


The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about , 1996.

Needham & Company, Inc.                            Nesbitt Burns Securities Inc.

The date of this Prospectus is       , 1996.





[Inside front cover: Schematic representation of the internet]


[Gatefold: Photos of five customers' products overlaid on schematic representation of the internet]



Caption: Cabletron MMAC-WordPlus
Caption: Digital Equipment Corporation AlphaServer 8400
Caption: Hewlett-Packard Company HP 9000 K-Class
Caption: Cisco Systems 7010 Router
Caption: Bay Networks, Inc. BCN Router



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."


THIS PROSPECTUS CONTAINS OR INCORPORATES CERTAIN FORWARD-LOOKING STATEMENTS. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED OR INCORPORATED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE FOREGOING, WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF FACTORS, INCLUDING THOSE DESCRIBED UNDER THE CAPTION "RISK FACTORS."


                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND HAS BEEN ADJUSTED TO REFLECT A TWO-FOR-ONE STOCK SPLIT OF THE COMMON STOCK OF THE COMPANY EFFECTED AS A 100% STOCK DIVIDEND ON JUNE 3, 1996.


                                   THE COMPANY

Zytec Corporation ("Zytec" or the "Company") is a leading designer and manufacturer of custom electronic power supplies for original equipment manufacturers ("OEMs") in the communications, networking, computer and other electronic equipment marketplaces. Recently, the Company has experienced significant sales growth because it has been the sole-source provider of power supplies to many of the OEMs that provide hardware for the internet. The Company also repairs power supplies and related products, and provides dedicated repair and logistics services for a major customer. The Company's power supply components are sold in North America and Europe, and its products are used worldwide. Zytec's principal OEM customers include Digital Equipment, Hewlett-Packard, IBM, Cabletron, Cisco Systems, Sun Microsystems, Bay Networks and Silicon Graphics. In 1995, the Company manufactured and delivered over 700,000 power supplies representing over 141 different products. The Company's dedication to quality resulted in its winning the Malcolm Baldrige National Quality Award in 1991.

Power supplies perform many essential functions relating to the supply, regulation, and distribution of electrical power in electronic equipment. Basic power supplies convert alternating current ("AC") from a primary power source into the direct current ("DC") required to power an electronic system. As electronic equipment has become more complex, power supplies and their underlying technology have become more advanced. The dominant technology now used in power supplies is switching technology. Electronic systems typically have a number of subsystems, each of which may require a unique operating voltage or level of power. To better address this need, a newer and more flexible switching technology is emerging, referred to by the Company as "distributed power architecture" ("DPA"). Using DPA, power may be distributed to DC/DC converters located on or near the subsystem being powered.


According to Micro-Tech Consultants, the worldwide market for power supplies exceeded $19.6 billion in 1995 and is projected to grow to $32.7 billion by the year 2000. The United States' portion of this market exceeded $4.3 billion in 1995. The mid-range segment of the power supply market, which is the Company's primary target market, comprised 65% of the total United States market in 1995. Mid-range power supplies tend to be moderate to high volume, highly sophisticated and used in complex products such as hubs, routers, file servers, workstations and communications systems.

Zytec believes that a number of important trends affecting its customers will continue to shape the power supply marketplace. OEMs are continually faced with pressures from end-users to improve the price, performance and other characteristics of their products, and therefore require that their power systems suppliers maintain both rapid product design and rapid market introduction of products. To meet these demands, the design and manufacture of power supplies have become more complex and specialized, leading OEMs to migrate from captive suppliers to merchant power supply engineering and manufacturing specialists such as Zytec who custom-design power systems. In addition, rapidly growing applications market segments, such as workstations and data communications hardware, increasingly use mid-range power.

According to Micro-Tech Consultants, in 1995 Zytec was the 3rd largest power supply company in the United States and the 9th largest in the world. The Company's objective is to become the supplier of choice to a targeted group of multinational OEMs requiring sophisticated custom power supply solutions and having substantial volume requirements. To achieve this objective, Zytec's strategy is to differentiate itself through advanced technology and design, shorter product development cycles and superior product performance, quality, service and value. The Company implements this strategy by delivering high-quality products and services; providing leading-edge engineering and time to market; developing and expanding collaborative relationships; leveraging advanced manufacturing and management techniques; and expanding complementary businesses.

The Company was incorporated under Minnesota law in August 1983 and commenced operations in January 1984. Its executive and administrative offices are located at 7575 Market Place Drive, Eden Prairie, Minnesota 55344, and its telephone number is (612) 941-1100.

                                  THE OFFERING

Common Stock offered by the Company     2,000,000 shares

Common Stock offered by the Selling
Shareholders                            272,000 shares

Common Stock to be
outstanding after the offering          10,996,472 shares (1)

Use of proceeds                         To repay all outstanding indebtedness
                                        under the Company's revolving credit
                                        agreement, and for capital equipment and leasehold improvements in connection with expansion of manufacturing technology and capacity, potential acquisitions, and general corporate purposes. See "Use of Proceeds."

Nasdaq National Market symbol           ZTEC


                       SUMMARY CONSOLIDATED FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                              THREE MONTHS ENDED
                                                             FISCAL YEAR ENDED DECEMBER 31,                   ------------------
                                               ----------------------------------------------------------    APRIL 2,    MARCH 31,
                                                1991         1992        1993         1994         1995        1995         1996
                                               -------     -------      -------     --------     --------     -------     -------
                                                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales                                      $79,393     $89,639      $90,614     $128,141     $170,518     $32,881     $61,087

Gross profit                                    11,888      11,000       13,992       18,294       20,596       3,648       7,946

Other revenue                                      791       1,520        3,624        2,462        1,559         384         353

Operating expenses                              10,934      14,413       12,245       14,534       15,726       3,766       4,850

Operating income (loss)                          1,745      (1,893)       5,371        6,222        6,429         266       3,449

Net income (loss)                              $   551     $(3,287)     $ 2,671     $  3,364     $  3,878     $   120     $ 2,108

Net income (loss) per share
 (fully diluted) (2)                           $  0.09     $ (0.55)     $  0.35     $   0.36     $   0.41     $  0.01     $  0.21

Common and common equivalent shares
 outstanding (fully diluted) (2)                 6,136       6,011        7,555        9,324        9,389       9,249       9,812


                                                                         MARCH 31, 1996
                                                                         --------------
                                                                                     AS
                                                                     ACTUAL     ADJUSTED (3)
                                                                     ------     ------------
                                                                           (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                                           $     2       $ 22,873
Working capital                                                      14,473         49,918
Total assets                                                         86,012        108,883
Short-term debt, including current portion of long-term debt and
 capital lease obligations (4)                                       20,874          8,300
Long-term debt and capital lease obligations, less current
 portion                                                              6,916          6,916
Stockholders' equity                                                 23,550         58,995

(1) Based on 8,996,472 shares outstanding at June 4, 1996; does not reflect outstanding stock options and warrants, as of June 4, 1996, to purchase 1,826,132 shares of Common Stock (of which options and warrants for 385,772 shares are presently exercisable).

(2) Restated to reflect a two-for-one stock split effected as a 100% stock dividend on June 3, 1996.

(3) Adjusted to give effect to the application of the estimated net proceeds of this offering based on an assumed public offering price of $19.00 per share. See "Use of Proceeds."

(4) Includes indebtedness of $12.6 million under the Company's revolving credit agreement, all of which will be repaid with the net proceeds of this offering. See "Use of Proceeds."



                                  RISK FACTORS

IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OFFERED IN THIS PROSPECTUS..

FLUCTUATIONS IN FINANCIAL RESULTS

Zytec's financial results are subject to fluctuation due to various factors, including the mix of products between custom-designed and customer-designed power supplies; the stage of each product in its life cycle; component and materials cost and availability; the rate of addition and magnitude of new projects; the timing of orders from and shipments of products to customers; and exchange rate fluctuations. Of these factors, the timing of orders from and the shipment of product to customers is particularly significant. The Company is in production on a limited number of projects at any given time, so when an OEM customer cancels or curtails a project, the operating impact to Zytec may be significant. This significance is a function of the relative percentage of Zytec's production and revenues which are represented by the specific project. Because of these factors, quarterly comparisons of financial results may not be indicative of future results. Net sales in the first quarter of 1996 increased as component availability allowed delivery schedules to improve, enabling the Company to deliver products for which it had not made delivery in 1995. As a result, the Company expects that first quarter consolidated net sales will represent a larger percentage of annual net sales for 1996 than has historically been the case. In addition, in May 1996 the Austrian government suspended the use of net operating loss carryforwards ("NOLs") in 1996 and 1997 and removed the time limitation on the use of such NOLs. As a result of this change, the Company's income taxes in the second quarter of 1996 will be reduced by approximately $2.6 million, comprised of a tax benefit of $2.9 million relating to recognition of the deferred tax benefit related to such NOLs offset by the realization of income tax expense of $280,000 resulting from retroactive application of this tax law change to first quarter Austrian operations. The Company expects that its consolidated effective tax rate will increase to and stabilize at levels of approximately 38%. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


DEPENDENCE ON COMPUTER AND OTHER ELECTRONIC EQUIPMENT INDUSTRIES;
CUSTOMERS' PRODUCT ACCEPTANCE AND LIFE CYCLE

Substantially all of Zytec's existing customers are in the computer, networking, communications and other electronic equipment industries, and produce products which are subject to rapid technological change, obsolescence and large fluctuations in product demand. These industries are characterized by intense competition and demands from end users for increased product performance and lower product prices. Given this industry environment, similar demands are made on the OEMs' component suppliers such as Zytec. Thus, in order to be successful, the Company must properly assess developments in the computer and other electronic equipment industries and identify product groups and customers with the potential for continued and future growth. Factors affecting the computer and other electronic equipment industries, in general, or any of the Company's major customers or their products, in particular, could have a material adverse effect on the Company's results of operations. The Company's success is also dependent on the market acceptance and life cycle of its customers' products for which the Company provides power supplies. If such products do not achieve market acceptance or become obsolete, the Company's results of operations could be adversely affected even though the industry in general is experiencing growth. See "Business -- Sales, Marketing and Customers."

VOLATILITY OF STOCK PRICE

The Company's Common Stock is traded on the Nasdaq National Market. The market price for the Common Stock has been and following this offering may continue to be highly volatile depending on various factors including, among others, the Company's consolidated operating results, expectations of analysts and other investment groups, general conditions in the computer and other electronic equipment industries, announcements of technological innovations or new products by the Company, its competitors or its customers, and the market for similar securities, which market is subject to various pressures. In addition, the stock market is subject to price and volume fluctuations unrelated to operating performance of the Company. See "Price Range of Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SUPPLIERS

The Company is dependent on its suppliers for timely shipments of components and typically uses a primary source of supply for each component. While the Company's products are generally not dependent on unique components which cannot be duplicated or replaced with components from other suppliers, establishing alternate sources of supply may require a period of time which could result in supply shortages. In the short term, any shortages of particular components may adversely affect the Company's business by increasing product delivery times, increasing costs associated with manufacturing, including increased labor and component prices, and reducing gross margins. In 1995, the Company experienced shortages of certain semiconductor components, which reduced the Company's gross margin. While Zytec works closely with its suppliers to anticipate and respond to any component price increases or supply shortages, any significant unanticipated shortages of components or price increases could have a material adverse effect on Zytec's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTERNATIONAL OPERATIONS

Shipments to international customers have, and are expected to continue, to account for a material portion of the Company's net sales. Sales and operations outside of the United States are subject to certain inherent risks, including fluctuations in the value of the U.S. dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations, difficulties in collecting receivables and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's financial condition or results of operations. In particular, because the Company's international sales are denominated primarily in U.S. dollars, currency fluctuations in countries where the Company does business may render the Company's products less price competitive than those of foreign manufacturers. In addition, because the Company purchases certain of its supplies of components and labor in foreign currencies, fluctuations in such foreign currencies could result in exchange rate gains and losses not directly related to operations. See "Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TECHNOLOGICAL CHANGE; UNCERTAINTY REGARDING COMPLEX TECHNOLOGY

While the basic technology in the power supply industry has not changed rapidly, some risk of technological change exists, and technological issues also arise from the current level of complexity of power supply designs. The Company has developed an affiliation with Virginia Polytechnic Institute's Power Electronics Center in order to anticipate technological changes. However, if the Company does not adequately anticipate significant technological advances or develop and market product enhancements or new products that respond to any significant technological change, the Company's results of operations could be materially adversely affected. In 1995, the Company experienced significant delays in completing development of a custom-designed complex power supply, due to unforeseen technological difficulties. The customer required such product to be placed in production while such product was still undergoing development, which resulted in additional costs to the Company. There can be no assurance that unforeseen technological difficulties will not arise in the future. Any such difficulties could have a material adverse effect on the Company and its operating results. See "Business -- Research and Development."

CUSTOMER CONCENTRATION

Zytec focuses its resources on developing long-term collaborative relationships with its OEM customers, and its revenues are dependent on a relatively limited number of customers. During 1995, revenue growth came solely from existing customers and four customers each accounted for more than 10% of Zytec's net sales. The Company's customers are not contractually obligated to utilize the Company's products or services at current levels, if at all. However, because of the "designed-in" nature of custom power supplies, it is Zytec's experience that existing projects are rarely transferred to other companies or facilities after the commencement of production, although the risk of transfer or cancellation of a power supply project by an OEM is somewhat greater in the project's design and preproduction phases. There can, however, be no assurance that a customer will not transfer, reduce the volume of, or cancel a power supply project, which could adversely affect the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales, Marketing and Customers."

COMPETITION

The design, manufacture and sale of power supplies is a highly competitive industry. Zytec's competition includes companies located throughout the world, some of which have advantages over the Company in terms of labor and component costs, and which may offer products comparable in quality to those of the Company. Certain of the Company's competitors have substantially greater resources and geographic presence than the Company. Zytec also faces competition from current and prospective customers, which may decide to design and manufacture the power supplies needed for their products internally. To remain competitive, management believes that Zytec must continue to compete favorably on the basis of value by providing advanced manufacturing technology, offering superior customer service and design engineering services, continuously improving quality and reliability levels, and offering flexible and reliable delivery schedules. There can be no assurance that the Company will be able to continue to compete successfully in this market. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

The development of the Company's business and operations is dependent to a significant extent upon the efforts and talents of its executive officers. The loss of these officers could adversely affect Zytec's operations. The Company's continued success also will depend on its ability to continue to attract, train, motivate, and retain qualified employees. The Company does not have employment or noncompete agreements with its key employees. As the Company continues to grow its revenue base through product acquisition and development, the Company's ability to continue to meet increasing production requirements and manage future growth will depend in part on its success in attracting and retaining additional management and technical personnel. Industry growth and the low unemployment rate in the Minneapolis, Minnesota and Redwood Falls, Minnesota areas, which include the Company's principal facilities, has increased the competition for such personnel. See "Management."

FUTURE ACQUISITIONS

The Company may pursue acquisitions of technologies, product lines or businesses. Future acquisitions by the Company could result in the use of a portion of the proceeds from this offering, dilutive issuances of equity securities and the incurrence of additional debt and amortization expenses related to goodwill and intangible assets, which could adversely affect the Company's operating results. In addition, gross margins of any acquired products, technologies or businesses, expenditures for necessary product or technology development and other factors related to any such acquisitions could result in dilution to the Company's earnings. Acquisitions also may involve numerous other risks, including difficulties in the assimilation of the operations and products of the acquired business, dependence on new products and processes, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, the potential loss of key employees of the acquired business and difficulties in attracting additional key employees necessary to absorb added management responsibilities. If the Company is unable to manage growth effectively and meet increasing production requirements, customer confidence could erode and demand for the Company's products could deteriorate, which could materially and adversely affect the Company's business and operating results.

INTELLECTUAL PROPERTY

Certain equipment, processes, information and knowledge developed by Zytec and used in the design and manufacture of its products are regarded as proprietary by the Company. Zytec relies on a combination of trade secret and other intellectual property law, non-disclosure agreements with employees, and other measures to protect its proprietary rights, including holding patents and evaluating the benefits of obtaining patents. Such protection, however, may not preclude competitors from developing products similar to the Company's products. In addition, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States. Although the Company continues to evaluate and implement protective measures, there can be no assurance that these efforts will be successful or that third parties will not assert intellectual property infringement claims against the Company. No such claims or litigation related to any such matter are currently pending against Zytec. However, there can be no assurance that none will be initiated, that the Company would prevail in any such litigation seeking damages or an injunction against the sale of the Company's products, or that Zytec would be able to obtain any necessary licenses on reasonable terms or at all. See "Business -Intellectual Property Matters."

CONTROL OF THE COMPANY BY DIRECTORS AND EXECUTIVE OFFICERS

At June 4, 1996, the directors and executive officers of the Company beneficially owned in the aggregate 3,480,226 shares of Common Stock, representing 38.0% of Zytec's outstanding Common Stock, including shares which may be acquired within 60 days of June 4, 1996, pursuant to the exercise of stock options. Upon completion of this offering, the directors and executive officers would own in the aggregate 3,208,226 shares of Common Stock, representing 28.8% of Zytec's outstanding Common Stock, including shares which may be acquired within 60 days of June 4, 1996, pursuant to the exercise of stock options. As a result, such directors and executive officers are, and subsequent to this offering will be, able to exercise substantial control over the Company's affairs. See "Principal and Selling Shareholders" and "Description of Common Stock."

                               USE OF PROCEEDS


The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $35.4 million ($40.8 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $19.00 per share (the closing price of the Common Stock on June 6, 1996) and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. A portion of the net proceeds will be used to repay all advances made under the Company's revolving credit facility with Harris Trust and Savings Bank (the "Bank"), which advances were incurred for working capital purposes. At May 31, 1996, advances under the revolving credit facility totalled approximately $12.6 million. In addition, approximately $14.0 million of the net proceeds will be used for capital equipment and leasehold improvements in connection with expansion of manufacturing technology and capacity. The balance of the net proceeds may be used to fund collaborative arrangements or acquisitions of or investments in complementary businesses, products or technologies (although the Company currently has no commitments for any such arrangements or acquisitions) and for general corporate purposes, including working capital.

Although a portion of the net proceeds will be used to repay all advances under the Company's revolving credit facility with the Bank, the Company intends to maintain a revolving credit facility and to incur indebtedness thereunder from time to time. The Company's revolving credit facility with the Bank bears interest at the bank's prime rate (8.25% per annum at May 31, 1996) or, at the Company's option, at a LIBOR rate, and is unsecured. This revolving credit facility provides for borrowings of up to $23 million through August 31, 1996, and of up to $10 million thereafter, and expires in May 1999. See Notes to Unaudited Consolidated Financial Statements, Note 7.

The foregoing represents Zytec's best estimate, at this time, of its use of the net proceeds of this offering, based on its present plans and forecasts regarding its future revenues and expenditures and general economic and industry conditions. Pending application of the proceeds of the offering, the Company may invest the net proceeds in short-term, investment-grade, interest-bearing securities. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

                               RECENT DEVELOPMENTS

Zytec's consolidated effective tax rate has fluctuated historically as a result of the use of NOL carryforwards against profits in Austria. In May 1996, the Austrian government changed the treatment of NOL carryforwards by (1) suspending the use of NOL carryforwards during the years 1996 and 1997 (retroactive to January 1, 1996) and (2) removing the time limitations on the use of the NOLs. In light of this new statute, and based on its current assessment of the financial results at its Austrian operations, the Company has concluded that it should recognize the deferred income tax benefit related to the Austrian NOL carryforwards. This change will reduce taxes in the second quarter of 1996 and increase taxes in subsequent quarters. The amount of the reduction in the second quarter of 1996 will be approximately $2.6 million, comprised of a tax benefit of $2.9 million relating to recognition of the deferred income tax benefit, which will be offset by the realization of income tax expense of $280,000 resulting from the retroactive application of this tax law change to first quarter Austrian operations. Due to these recent tax changes, the Company expects that its consolidated effective tax rate will increase to and stabilize at statutory levels of approximately 38%.


                         PRICE RANGE OF COMMON STOCK

The Company's Common Stock is reported on the Nasdaq National Market under the symbol "ZTEC." The following table sets forth, for the periods indicated, the high and low closing prices for the Common Stock, as reported by the Nasdaq National Market and adjusted to reflect a two-for-one stock split effected as a 100% stock dividend on June 3, 1996.


                                              HIGH       LOW
                                              ----       ---
FISCAL YEAR ENDED DECEMBER 31, 1994
  First Quarter                             $ 5-1/8    $4
  Second Quarter                              5-1/8     4-1/4
  Third Quarter                               5-7/8     4-5/8
  Fourth Quarter                              6         3-1/4
FISCAL YEAR ENDED DECEMBER 31, 1995
  First Quarter                               4-3/8     2-3/4
  Second Quarter                              4-1/16    3
  Third Quarter                               4-5/8     3
  Fourth Quarter                              6-1/8     4-3/16
FISCAL YEAR ENDED DECEMBER 31, 1996
  First Quarter                               9-3/4     5-1/4
  Second Quarter (through June 6, 1996)      23-1/2     9-1/2

The last reported sale price of the Common Stock on the Nasdaq National Market on June 6, 1996 was $19.00 per share. As of June 4, 1996, there were approximately 290 record holders of the Common Stock and approximately 2,000 additional beneficial holders whose shares were held in street name.

                               DIVIDEND POLICY

The Company has never declared or paid cash dividends on its Common Stock and does not expect to pay any cash dividends in the foreseeable future. The Company intends to reinvest its net income in the continued operation, development and expansion of its business. A financial covenant in the Company's current revolving credit facility prevents payment of dividends without the lender's consent, and financial covenants in another financing agreement prevent the payment of dividends if the Company is not meeting certain ratios. See Notes to Audited Consolidated Financial Statements, Note 4.

                                CAPITALIZATION

The following table sets forth the short-term indebtedness and capitalization of the Company at March 31, 1996, and as adjusted to give effect to the issuance and sale of 2,000,000 shares of Common Stock offered by the Company in this offering at an assumed public offering price of $19.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company:

                                                      MARCH 31, 1996
                                                      --------------
                                                  ACTUAL      AS ADJUSTED
                                                  ------      -----------
                                                      (IN THOUSANDS)

Short-term debt, including current portion of
 long-term debt and capitalized leases (1)(2)     $20,874       $ 8,300
Long-term debt and capitalized leases, less
 current portion (2)                                6,916         6,916
Stockholders' equity:
  Common stock, no par value; 25,000,000 shares
   authorized; 8,811,156 shares issued and
   outstanding; 10,811,156 shares issued and
   outstanding, as adjusted (3)(4)                 11,919        47,364
  Retained earnings                                11,793        11,793
  Foreign currency translation adjustments           (162)         (162)
  Total stockholders' equity                       23,550        58,995
    Total capitalization                          $30,466       $65,911

(1) Includes indebtedness of $12.6 million under the Company's revolving credit agreement, all of which will be repaid with the net proceeds of this offering. See "Use of Proceeds."

(2) For information regarding the Company's lease obligations, see Notes to Audited Consolidated Financial Statements, Note 5.

(3) Does not include 1,753,022 shares issuable upon exercise of stock options and warrants outstanding at March 31, 1996 (of which options and warrants for 534,462 shares were exercisable). See Notes to Audited Consolidated Financial Statements, Note 7.

(4) Restated to reflect a two-for-one stock split effected as a 100% stock dividend on June 3, 1996.


                      SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains certain selected consolidated financial data of the Company and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the fiscal years ended December 31, 1993, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994 and 1995 have been derived from the Consolidated Financial Statements, which statements have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1991 and 1992 and the consolidated balance sheet data as of December 31, 1991, 1992 and 1993 have been derived from the Company's consolidated financial statements, which statements have been audited by Coopers & Lybrand L.L.P. and are not included in this Prospectus. The consolidated statements of operations data set forth below for the three months ended April 2, 1995 and March 31, 1996 and the consolidated balance sheet data set forth below at April 2, 1995 and March 31, 1996 are derived from unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results of operations for the three months ended March 31, 1996, are not necessarily indicative of results to be expected for the full year or any other period. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                                              THREE MONTHS ENDED
                                                             FISCAL YEAR ENDED DECEMBER 31,                   -------------------
                                               -----------------------------------------------------------    APRIL 2,   MARCH 31,
                                                1991         1992         1993         1994         1995        1995       1996
                                               -------      -------      -------     --------     --------     -------   -------
                                                                                                                   (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Net sales                                      $79,393      $89,639      $90,614     $128,141     $170,518     $32,881   $61,087
Cost of goods sold                              67,505       78,639       76,622      109,847      149,922      29,233    53,141
                                               -------      -------      -------     --------     --------     -------   -------
  Gross profit                                  11,888       11,000       13,992       18,294       20,596       3,648     7,946
Other revenue                                      791        1,520        3,624        2,462        1,559         384       353
Selling, general and administrative             (5,293)      (6,945)      (5,309)      (6,390)      (7,139)     (1,605)   (2,460)
Research and development                        (5,641)      (7,468)      (6,936)      (8,144)      (8,587)     (2,161)   (2,390)
                                               -------      -------      -------     --------     --------     -------   -------
  Operating income (loss)                        1,745       (1,893)       5,371        6,222        6,429         266     3,449
Other income (expense):
 Interest expense                                 (956)      (1,131)      (1,173)        (766)      (1,053)       (224)     (381)
 Other, net                                        219          363          191          (38)         703         149      (129)
                                               -------      -------      -------     --------     --------     -------   -------
Income (loss) before income taxes                1,008       (2,661)       4,389        5,418        6,079         191     2,939
Income taxes                                       457          626        1,718        2,054        2,201          71       831
                                               -------      -------      -------     --------     --------     -------   -------
Net income (loss)                              $   551      $(3,287)     $ 2,671     $  3,364     $  3,878     $   120    $2,108
                                               =======      =======      =======     ========     ========     =======    ======
Net income (loss) per share
 (fully diluted) (1)                           $  0.09      $ (0.55)     $  0.35     $   0.36     $   0.41     $  0.01    $ 0.21
                                               =======      =======      =======     ========     ========     =======    ======
Common and common equivalent shares
 outstanding (fully diluted) (1)                 6,136        6,011        7,555        9,324        9,389       9,249     9,812

                                                          DECEMBER 31,
                                      ---------------------------------------------------    APRIL 2,    MARCH 31,
                                        1991       1992       1993       1994       1995       1995         1996
                                      -------    -------    -------    -------    -------     -------     -------
                                                                                                  (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:                                     (IN THOUSANDS)
Cash and cash equivalents             $ 1,018    $     2    $ 4,271    $     2    $     2     $     2     $     2
Working capital                         3,125       (927)    10,475     14,180     14,457      12,112      14,473
Total assets                           27,419     24,793     32,867     45,475     66,637      46,170      86,012
Short-term debt, including current
 portion of long-term debt and
 capital lease obligations              6,835      8,159      4,833      7,280     13,942       7,397      20,874
Long-term debt and capital lease
 obligations, less current portion      6,293      5,262      3,902      4,764      4,050       3,227       6,916
Stockholders' equity                    4,461      1,148     13,331     17,113     21,367      17,276      23,550


(1) Restated to reflect a two-for-one stock split effected as a 100% stock dividend on June 3, 1996.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This Prospectus contains or incorporates certain forward-looking statements. For this purpose, any statements contained or incorporated in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, including those described under the caption "Risk Factors."

INTRODUCTION

The first quarter of 1996 represented the continuation of a period of sustained growth for Zytec dating back to 1993. As a designer and manufacturer of custom power supplies to OEMs, Zytec's growth has been driven by the acceptance and growth of its customers' products during this period. During the latter part of this period, the Company was faced with various challenges and constraints related to (1) the capacity of its manufacturing facilities, (2) the availability of certain raw materials and electronic components, particularly power semiconductors, and (3) margin pressure related to the relatively early stage of manufacturing and production of several large programs. Each of these challenges has had an impact on the Company's financial condition and results of operations.

RESULTS OF OPERATIONS

The following table sets forth certain information derived from the Company's Consolidated Statements of Operations for the periods indicated, expressed as a percentage of net sales:

                                                                         THREE MONTHS ENDED
                                      FISCAL YEAR ENDED DECEMBER 31,   ---------------------
                                      ------------------------------   APRIL 2,    MARCH 31,
                                        1993       1994       1995       1995         1996
                                       -----      -----      -----       -----       -----
Net sales                              100.0%     100.0%     100.0%      100.0%      100.0%
Cost of goods sold                      84.6       85.7       87.9        88.9        87.0
                                       -----      -----      -----       -----       -----
  Gross profit                          15.4       14.3       12.1        11.1        13.0
Other revenue                            4.0        1.9        0.9         1.2         0.5
Selling, general and
 administrative                         (5.9)      (5.0)      (4.2)       (4.9)       (4.0)
Research and development                (7.6)      (6.4)      (5.0)       (6.6)       (3.9)
                                       -----      -----      -----       -----       -----
  Operating income                       5.9        4.8        3.8         0.8         5.6
Other income (expense):
 Interest expense                       (1.3)      (0.6)      (0.6)       (0.7)       (0.6)
 Other, net                              0.2         --        0.4         0.5        (0.2)
                                       -----      -----      -----       -----       -----
Income before income taxes               4.8        4.2        3.6         0.6         4.8
Income taxes                             1.9        1.6        1.3         0.2         1.3
                                       -----      -----      -----       -----       -----
Net income                               2.9%       2.6%       2.3%        0.4%        3.5%
                                       =====      =====      =====       =====       =====

THREE MONTHS ENDED MARCH 31, 1996 AND APRIL 2, 1995

NET SALES. Net sales increased 86% to $61.1 million in the first quarter of 1996 from $32.9 million in the first quarter of 1995. This increase in net sales was due in part to a broadening of the customer base. Historically, the first quarter has represented seasonally low net sales due to the purchasing patterns of one large customer. As sales of new products to a broader customer base have increased, sales to that customer have become a lower percentage of net sales, and were 10% of net sales in the first quarter of 1996 compared to 22% in the first quarter of 1995. Net sales also increased as component availability, specifically power semiconductors, allowed delivery schedules to improve, enabling the Company to deliver products for which it had not made delivery in 1995. As a result of these factors, the Company expects that first quarter consolidated net sales will represent a larger percentage of annual net sales for 1996 than has historically been the case. Both USA and Austria power supply sales, as well as the Company's California service and logistics business, grew at similar rates during this period.

GROSS MARGIN. Gross margin was 13.0% in the first quarter of 1996, up from 11.1% in the first quarter of 1995. Gross margin on USA power supply manufacturing operations improved due to cost reductions associated with full volume production of several large programs. Manufacturing overhead costs fell relative to net sales because of greater leveraging of fixed costs from the higher sales level. Offsetting these gross margin improvements were the startup costs of the new Colorado facility, which were expensed. Although there was no significant production activity at this new facility in the quarter, the facility was outfitted, equipment was purchased and installed and staff was hired. The net effect was that USA gross margin improved only slightly from the first quarter 1995 to the first quarter 1996. Zytec Austria's gross margin improved as a result of the Austrian operation's ability to leverage fixed costs and labor costs from the higher sales level.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses increased 11.8% to $2.5 million in the first quarter of 1996, from $1.6 million in the first quarter of 1995, due to relocation expenses and establishment of administrative functions at the Company's California and Colorado facilities. Expenses were 4.0% of net sales in the first quarter of 1996 compared with 4.9% of net sales in the first quarter of 1995. This decrease as a percentage of net sales continues a trend of leveraging these costs with higher sales, although there can be no assurance that this trend will continue.

RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses increased 10.6% to $2.4 million in the first quarter of 1996 from $2.2 million in the first quarter of 1995. This increase was due to an overall increase in the number of new programs. The dollar amount of R&D expenses typically varies based on the number of new programs.

OTHER REVENUE. Other revenue, which consists of customer payments to fund development of custom power supplies, decreased 8.1% to $353,000 in the first quarter of 1996, from $384,000 in the first quarter of 1995. Other revenue has been, and will continue to be, affected by the number and timing of development programs, and variations in levels of funding among programs.

INTEREST EXPENSE. Interest expense increased 70.1% to $381,000 in the first quarter of 1996 from $224,000 in the first quarter of 1995, as the Company increased borrowing to support sales and working capital growth. Interest rates improved slightly as the Company switched from the prime rate to a LIBOR-based rate for its USA revolving credit facility. The Company believes that interest expense for the remainder of fiscal year 1996 will decrease due to repayment of borrowings with the net proceeds of this offering.

INCOME TAXES. Zytec's consolidated effective tax rate was 28.3% in the first quarter of 1996 compared with 37.1% in the first quarter of 1995 resulting from a 40% effective tax rate on domestic operations offset by the use of NOL carryforwards against profits in Austria. In May 1996, the Austrian government changed the treatment of NOL carryforwards by (1) suspending the use of NOL carryforwards during the years 1996 and 1997 (retroactive to January 1, 1996) and (2) removing the time limitations on the use of the NOLs. In light of this new statute, and based on its current assessment of the financial results of its Austrian operations, the Company has concluded that it should recognize the deferred income tax benefit related to the Austrian NOL carryforwards. This change will reduce taxes in the second quarter of 1996 and increase taxes in subsequent quarters. The amount of the reduction in the second quarter of 1996 will be approximately $2.6 million, comprised of a tax benefit of $2.9 million relating to recognition of the deferred tax benefit, which will be offset by the realization of income tax expense of $280,000 resulting from the retroactive application of this tax law change to first quarter Austrian operations. Due to these recent tax changes, the Company expects that its consolidated effective tax rate will increase to and stabilize at statutory levels of approximately 38%.


YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NET SALES. Net sales increased 33% to $170.5 million in 1995 from $128.1 million in 1994, and increased 41% from net sales of $90.6 million in 1993. In 1995, net sales from USA and Austrian operations increased 34% and 30%, respectively. Compound average growth of sales for the five-year period 1991-95 was 21%. Sales growth in the power supply business was due to the addition of a number of new power supply programs and to generally strong demand from existing power supply programs, particularly in the internetworking market. Growth in the number of new power supply programs reduced the Company's reliance on its previously largest customer to 15% of consolidated net sales in 1995, a continued decrease from 29% in 1994 and 36% in 1993. In addition, the Company's service and logistics business in California grew 84% in 1995 and 85% in 1994.

GROSS MARGIN. Zytec's consolidated gross margin was 12.1% in 1995, 14.3% in 1994 and 15.4% in 1993. The decline of 2.2 percentage points in 1995 was due to component shortages and their effect on efficiency and capacity, new product start-ups, and the effect of a weak dollar.

In 1995, the Company experienced market shortages in certain semiconductor components. To secure sufficient parts, the Company purchased from more expensive alternate sources and maintained higher levels of inventories. Most of the price premiums were passed on to Zytec's customers. Nonetheless, the shortages and related delays in securing components reduced gross margins indirectly by consuming limited production capacity and forcing outsourcing to expensive external manufacturing resources. In addition, the delays resulted in increased labor and freight costs and reduced plant overhead efficiencies.

The addition of several new products in early production reduced margins because new products generally have higher material content. In addition, high initial volumes of these complex units multiplied the effect on profits. Also, the precipitous decline of strength in the dollar early in 1995 adversely affected the Company's Austria operation, which sells over one-half of its product in dollars and buys most of its parts in other currencies. This reduced Austria's gross margin, particularly in the early part of 1995. Austria was able to reduce product costs in the latter part of the year to offset a substantial portion of the initial exposure, and the Company has established financial hedges to help stabilize currency exposures.

The strong electronics market of 1995 resulted in many near-term schedule increases and forced the Company to operate above efficient capacity in Redwood Falls. During the year, employment increased in the Company's Redwood Falls location from 616 to 921 (of which 343 were temporary employees). An expansion of the Redwood Falls plant was completed in March 1996. This addition will allow reorganization of manufacturing lines to improve productivity, but will not add substantially to Zytec's overall capacity. In January 1996, Zytec leased a manufacturing facility in Broomfield, Colorado, which began operations in the first quarter of 1996, with initial employment of approximately 80 employees. The Company expects that the addition of the Broomfield plant will allow the Redwood Falls plant to return to its normal capacity by the end of the second quarter of 1996.

Gross margins were also affected by charges related to inventory obsolescence of $645,000 in 1995, $991,000 in 1994 and $515,000 in 1993. These amounts represent
2.7%, 5.7% and 5.6% of year-end inventories, respectively. The Company believes these obsolescence charges are low for its industry.

SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses increased 11.7% to $7.1 million in 1995 from $6.4 million in 1994 and increased 20.4% from $5.3 million in 1993, primarily due to increased travel costs and salary increases. SG&A expenses decreased to 4.2% of net sales in 1995 compared with 5.0% in 1994 and 5.9% in 1993. SG&A expenses continued to decline as a percentage of net sales as the Company leveraged these costs with higher sales levels.

RESEARCH AND DEVELOPMENT. R&D expenses increased 5.4% in 1995 to $8.6 million, or 5.0% of sales. R&D expenses were $8.1 million, or 6.4% of sales in 1994 and $6.9 million, or 7.6% of sales in 1993. While the Company continues to increase R&D expenses for development of new products, these expenses have continued a downward trend as a percentage of net sales. The number of products in design declined somewhat in the USA from their historically high 1994 levels and increased in Austria. The research portion of R&D grew rapidly from a small base in 1995 as the Company continued to develop new distributed power architecture products and began a project to accelerate development cycle time through computer-based simulation.

OTHER REVENUE. Other revenue decreased 36.7% to $1.6 million in 1995 from $2.5 million in 1994, and decreased 32.1% from $3.6 million in 1993. Other revenue consists principally of reimbursement of R&D expenses from the Company's customers, and represented 18% of R&D expenses in 1995, 30% of R&D expense in 1994 and 52% of R&D expense in 1993. In 1993, the Company received an unusual reimbursement of $900,000 for work performed in prior periods. The decline of Other revenue as a percentage of R&D is due in part to higher levels of research (which are not reimbursed by customers) and partly due to the trend toward lower funding per project.

INTEREST EXPENSE. Interest expense increased 37.5% in 1995 to $1.1 million, or 0.6% of net sales. Interest expense was $766,000, or 0.6% of net sales in 1994, and $1.2 million, or 1.3% of net sales in 1993. The increase in interest expense in 1995 was generally due to higher debt to support sales and working capital growth.

OTHER INCOME. Other income (expense), net increased to $703,000 income in 1995 from $38,000 expense in 1994 and $191,000 income in 1993. The increase in 1995 is made up of an exchange gain of $202,000 as compared to an exchange loss in 1994 of $229,000. Also in 1995, the Company received an export duty refund of approximately $124,000.

INCOME TAXES. Zytec's consolidated effective tax rate was 36.2% in 1995 compared with 37.9% in 1994 and 39.1% in 1993. In 1995, 1994 and 1993, profits from
Austria permitted use of small amounts of its net operating loss carryforwards and resulted in a reduction of Zytec's consolidated tax rate. At December 31, 1995, the Company continued to maintain a valuation allowance which offset the entire tax benefit of remaining loss carryforwards in Austria. As discussed above, the Company expects that the entire valuation allowance will be eliminated in the second quarter of 1996.


QUARTERLY INFORMATION (UNAUDITED)

The following tables present selected quarterly consolidated financial information for the periods indicated in both dollars and as a percentage of net sales. This information was derived from unaudited consolidated financial statements which have been prepared on a basis consistent with the Company's audited consolidated financial statements and notes thereto included elsewhere in this Prospectus and, in the opinion of management, reflects all normal recurring adjustments necessary to fairly present the information. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly financial results due to a variety of factors, including the mix of products between custom-designed and customer-designed power supplies; the stage of each product in its life cycle; component and material cost and availability; the rate of addition and magnitude of new projects; the timing of orders from and shipments of products to customers; foreign currency fluctuations; and general economic conditions. The operating results for any quarter do not necessarily indicate the results to be expected for any future period.


                                                                            QUARTER ENDED
                                            --------------------------------------------------------------------------------
                                                           1994                                1995                   1996
                                            ----------------------------------  ----------------------------------  --------
                                            APRIL 3  JULY 3   OCT. 2   DEC. 31  APRIL 2  JULY 2   OCT. 1  DEC. 31   MARCH 31
                                            -------  -------  -------  -------  -------  -------  -------  -------  -------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                                   $23,148  $32,432  $36,769  $35,792  $32,881  $40,544  $44,589  $52,504  $61,087
Cost of goods sold                           19,876   27,254   30,971   31,746   29,233   36,171   38,726   45,792   53,141
                                            -------  -------  -------  -------  -------  -------  -------  -------  -------
  Gross profit                                3,272    5,178    5,798    4,046    3,648    4,373    5,863    6,712    7,946
Other revenue                                   654      546      572      690      384      411      399      365      353
Selling, general and administrative          (1,549)  (1,602)  (1,576)  (1,663)  (1,605)  (1,854)  (1,740)  (1,940)  (2,460)
Research and development                     (1,845)  (2,063)  (2,078)  (2,158)  (2,161)  (2,157)  (2,063)  (2,206)  (2,390)
                                            -------  -------  -------  -------  -------  -------  -------  -------  -------
  Operating income                              532    2,059    2,716      915      266      773    2,459    2,931    3,449
Other income (expense):
 Interest expense                              (166)    (183)    (201)    (216)    (224)    (223)    (300)    (306)    (381)
 Other, net                                      49      (96)    (143)     152      149       16      162      376     (129)
                                            -------  -------  -------  -------  -------  -------  -------  -------  -------
Income before income taxes                      415    1,780    2,372      851      191      566    2,321    3,001    2,939
Income taxes                                    133      599      998      324       71      211      873    1,046      831
                                            -------  -------  -------  -------  -------  -------  -------  -------  -------
Net income                                  $   282  $ 1,181  $ 1,374  $   527  $   120  $   355  $ 1,448  $ 1,955  $ 2,108
                                            =======  =======  =======  =======  =======  =======  =======  =======  =======
Net income per share (fully diluted)(1)     $  0.03  $  0.13  $  0.15  $  0.06  $  0.01  $  0.04  $  0.16  $  0.21  $  0.21
                                            =======  =======  =======  =======  =======  =======  =======  =======  =======
Common and common equivalent
 shares outstanding (fully diluted)(1)        9,286    9,315    9,357    9,292    9,233    9,259    9,287    9,420    9,812

(1) Restated to reflect a two-for-one stock split effected as a 100% stock dividend on June 3, 1996.

                                                                            QUARTER ENDED
                                       --------------------------------------------------------------------------------------------
                                                           1994                                      1995                     1996
                                       ----------------------------------------    ---------------------------------------  -------
                                       APRIL 3    JULY 3     OCT. 2     DEC. 31    APRIL 2    JULY 2     OCT. 1    DEC. 31  MARCH 31
                                       -------    -------    -------    -------    -------    -------    -------   -------  -------
Net sales                               100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%    100.0%   100.0%
Cost of goods sold                       85.9       84.0       84.2       88.7       88.9       89.2       86.9      87.2     87.0
                                        -----      -----      -----      -----      -----      -----      -----     -----    -----
 Gross profit                            14.1       16.0       15.8       11.3       11.1       10.8       13.1      12.8     13.0
Other revenue                             2.8        1.6        1.6        1.9        1.2        1.0        0.9       0.7      0.5
Selling, general and administrative      (6.7)      (4.9)      (4.3)      (4.6)      (4.9)      (4.6)      (3.9)     (3.7)    (4.0)
Research and development                 (7.9)      (6.4)      (5.7)      (6.0)      (6.6)      (5.3)      (4.6)     (4.2)    (3.9)
                                        -----      -----      -----      -----      -----      -----      -----     -----    -----
 Operating income                         2.3        6.3        7.4        2.6        0.8        1.9        5.5       5.6      5.6
Other income (expense):
 Interest expense                        (0.7)      (0.5)      (0.5)      (0.6)      (0.7)      (0.5)      (0.7)     (0.6)    (0.6)
 Other, net                               0.2       (0.3)      (0.4)       0.4        0.5        0.0        0.4       0.7     (0.2)
                                        -----      -----      -----      -----      -----      -----      -----     -----    -----
Income before income taxes                1.8        5.5        6.5        2.4        0.6        1.4        5.2       5.7      4.8
Income taxes                              0.6        1.9        2.8        0.9        0.2        0.5        2.0       2.0      1.3
                                        -----      -----      -----      -----      -----      -----      -----     -----    -----
Net income                                1.2%       3.6%       3.7%       1.5%       0.4%       0.9%       3.2%      3.7%     3.5%
                                        =====      =====      =====      =====      =====      =====      =====     =====    =====


The Company's operating results over the nine quarters ended March 31, 1996 reflect increasing net sales, with the exception of the fourth quarter of 1994 and the first quarter of 1995. Net sales in both of these quarters reflect adjustments in production schedules by two customers. Net sales in the first quarter of 1995 also reflect a rapid decrease in the exchange rate of the U.S. dollar relative to the Austrian schilling, which had the effect of reducing Austrian net sales. Net sales increased in the first quarter of 1996 due in part to component availability which allowed delivery schedules to improve, enabling the Company to deliver products for which it had not made delivery in 1995. Gross margin varied from quarter to quarter due to the timing of the addition of new products, exchange rate fluctuations and, in the second through fourth quarters of 1995, market shortages in certain semiconductor components.


LIQUIDITY AND CAPITAL RESOURCES

In the first quarter of 1996, the Company's operating activities used cash of $5.8 million. Net income and depreciation and amortization provided cash of $2.9 million; however, changes in operating assets and liabilities used cash of $8.7 million. For the year 1995, the Company's operating activities provided cash of $820,000. Net income and depreciation and amortization provided $6.6 million, while changes in operating assets and liabilities used $5.9 million.

Cash and cash equivalents were $2,000 at March 31, 1996 and at year-end 1995 and 1994, and were $4.3 million at year-end 1993. When the Company is borrowing against its revolving credit facilities, as it was in 1994, 1995 and the first quarter of 1996, cash balances are minimal.

Working capital was $14.5 million at March 31, 1996 and December 31, 1995 and $14.2 million at December 31, 1994. The growth in the first quarter of 1996 was slower than sales increases. The apparent slow growth of working capital in 1995 and in the first quarter of 1996 was due primarily to timing of receipts of materials and the level of accounts payable that resulted from these receipts.

Accounts receivable increased $7.4 million during the first quarter of 1996, and increased $10.3 million from 1994 to 1995, resulting in an average days sales outstanding (DSO) of 50.9 in the first quarter of 1996, 43.5 in 1995, 42.1 in 1994 and 38.1 in 1993. The trend of increased DSO has been caused primarily by the reduction of a very large program which includes faster-than-average payment of receivables. As this program has become a relatively smaller part of net sales, DSO has increased. As of March 31, 1996, fewer than 3.4% of accounts receivable were 60 days or more beyond terms, and the Company does not believe this increase in DSO poses an increased risk to collection of accounts receivable.

Inventory turnover averaged 6.8 times (annualized) in the first quarter of 1996,
7.4 times in 1995, 7.9 times in 1994 and 9.0 times in 1993. Zytec's decision to increase stocks of certain semiconductors and other components due to limited capacity in the industry to support the Company's growth rate has resulted in some reduction in inventory turnover. In addition, the inefficiencies caused by over-capacity operations and the shorter production runs caused by parts shortages have increased work-in-process inventory to levels above Zytec's historical expectations. While the addition of a new facility in Colorado will cause duplication of some inventory levels, it is expected that overall inventory turnover will improve as the Company works out of the capacity and component shortage it experienced in 1995 and early 1996.

Investing activities required cash of $2.2 million in the first quarter of 1996, $3.3 million in 1995, $3.2 million in 1994, and $673,000 in 1993. Capital expenditures, including new capital lease obligations and additional debt, were $5.0 million in the first quarter of 1996, $5.8 million in 1995 and $3.5 million in 1994. In all periods, these expenditures were used to purchase surface mount technology, other automated insertion equipment, test equipment, computer equipment and to expand physical capacity. The relatively heavy capital expenditures in the first quarter of 1996 were to equip the Broomfield, Colorado facility. In the first quarter of 1996, the Company entered into approximately $2.9 million of capital lease obligations and an operating lease for production facilities in Colorado which will result in additional annual rent expense of approximately $329,000 for 10 years. In 1995, the majority of these expenditures were financed through capital leases as well as increases in short-term borrowings. In 1994, most expenditures were financed through internally generated funds and the proceeds of the Company's initial public offering in November 1993.

Cash provided by financing activities was $7.9 million in the first quarter of 1996, $2.7 million in 1995, $4.7 million in 1994 and $3.2 million in 1993. These increases were primarily from increases in the revolving credit loans.

The Company has two bank lines of credit which are described in Note 4 to Audited Consolidated Financial Statements and Note 7 to Unaudited Consolidated Financial Statements. The USA facility provides up to $23 million in borrowings through August 1996, and $10 million thereafter, and expires in May 1999. This credit facility is unsecured. Credit availability under this facility is based on accounts receivable, inventories and plant and equipment of the USA operations and is used primarily to finance working capital. The Company's other line of credit is guaranteed by the Austrian National Bank and issued to finance Austrian export sales. This line was $3.5 million as of December 31, 1995. The Company will use a portion of the net proceeds of this offering to repay outstanding advances under the Company's USA facility.

                                    BUSINESS

Zytec Corporation ("Zytec" or the "Company") is a leading designer and manufacturer of custom electronic power supplies for original equipment manufacturers ("OEMs") in the communications, networking, computer and other electronic equipment marketplaces. Recently, the Company has experienced significant sales growth because it has been the sole-source provider of power supplies to many of the OEMs that provide hardware for the internet. The Company also repairs power supplies and related products, and provides dedicated repair and logistics services for a major customer. The Company's power supply components are sold in North America and Europe, and its products are used worldwide. Zytec's principal OEM customers include Digital Equipment, Hewlett-Packard, IBM, Cabletron, Cisco Systems, Sun Microsystems, Bay Networks and Silicon Graphics. In 1995, the Company manufactured and delivered over 600,000 power supplies representing over 141 different products. The Company's dedication to quality resulted in its winning the Malcolm Baldrige National Quality Award in 1991.

INDUSTRY BACKGROUND

Power supplies perform many essential functions relating to the supply, regulation, and distribution of electrical power within electronic equipment. Electronic systems require a steady supply of electrical power at one or more voltage levels. Power supplies convert alternating current ("AC") from a primary power source into the direct current ("DC") required to power the electronic system. In addition, power supplies provide different DC voltage levels required by the different subsystems and components in the system and monitor and regulate those voltages to protect the product and its components from power surges. Power supplies can also be designed to perform diagnostic functions that prevent electronic equipment from being damaged by its own malfunction, as well as provide power through use of a short-term battery back-up system when the primary power source fails.

The dominant technology now used in power supplies is switching technology. Before the development of switching power supplies, power supply technology was fairly simple, and power supplies consisted of a transformer and some related components to rectify and control power surges. As the complexity of electronic equipment has increased, power supplies and their underlying technology have become more advanced. Switching power supplies such as those manufactured by Zytec have hundreds of components, provide advanced diagnostic and power management functions, can be designed to provide battery back-up power, and are smaller and more efficient than power supplies using simpler technology.

                           SWITCHING POWER SUPPLIES

      [GRAPHIC SHOWING FROM AC WALL POWER IN TO AC TO DC POWER SUPPLY TO A
       DISK DRIVE OR MEMORY OR INTEGRATED CIRCUITS OR MOTORS OR MONITORS]

As a further enhancement of AC/DC power supplies utilizing switching technology, a newer, more flexible technology is emerging which the Company refers to as "distributed power architecture" ("DPA"). Most electronic systems have a number of subsystems, each of which may require a different operating voltage or level of power. As a result, power supplies often have multiple outputs that can provide all required system voltage levels. In such power supplies, power is "distributed" throughout the system so that in addition to the main AC/DC power supply, DC/DC converters located on or near the subsystem or component being powered change the voltage of the DC to the specific level of voltage needed. Distributed power permits greater flexibility to meet the power supply requirements if components or subsystems are added or upgraded. The Darnell Group forecasts that the high density DC/DC converter power supply market will grow from $257 million in 1995 to $823 million in the year 2000, representing a projected average annual growth rate of approximately 26%, which significantly exceeds the projected growth rate of other portions of the power supply market.



                        DISTRIBUTED POWER ARCHITECTURE

                [GRAPHIC SHOWING FROM INPUT TO AC TO DC FRONT END
                        TO OUTPUT TO VARIOUS SUB SYSTEMS]


MARKET OVERVIEW

Over 90% of the Company's business is the manufacture of custom power supplies. According to a market report from Micro-Tech Consultants, the worldwide market for power supplies was estimated to be over $19.6 billion in 1995. The overall market for power supplies can be defined several ways, as follows:

MERCHANT/CAPTIVE. Merchant power supply manufacturers design and manufacture power supplies for others. Captive power supply manufacturers design and manufacture power supplies for use within their own products. According to Micro-Tech Consultants, the merchant segment of the market accounted for 50% of the power supply units shipped in the United States in 1995 and is projected to grow to 63% in the year 2000 as OEMs demand product options and features and high quality levels that make power supplies increasingly difficult to design and manufacture in-house.


POWER RANGE. The market is also segmented by power supply output range, as follows:


                            TYPICAL               % OF                                                REPRESENTATIVE
  POWER RANGE           CHARACTERISTICS          MARKET*               END USERS                       APPLICATIONS
Low               *  Less than 150 Watts           22%      *  PC Companies                  *  Personal Computers
                  *  Lower Technology                       *  Consumer Electronics          *  Consumer Electronics
                  *  Higher Volume                                                           *  Desk Top Printers
                  *  Lower Margin

Mid               *  150-750 Watts                 65%      *  Internetwork Companies        *  Routers, Hubs
                  *  High Technology                        *  Computer Companies            *  Workstations, Fault
                  *  Moderate Volume                                                            Tolerant Computers
                  *  Higher Margin                          *  Medical Companies             *  Blood Analyzers

High              *  More than 750 Watts           13%      *  Computer Companies            *  Main-frame Computers
                  *  High Technology                        *  Industrial Companies          *  Industrial Process Control
                  *  Lower Volume                           *  Internetworking Companies     *  High-end Routers/Switches
                  *  Higher Unit Margin


*Based on a market report from Micro-Tech Consultants.

APPLICATION. The United States power supply market also is segmented into different applications. Set forth below are the principal segments and the corresponding compound annual revenue growth rate as forecasted by Micro-Tech
Consultants:

                                                GROWTH RATE
APPLICATIONS                                     1995-2000
- ------------                                     ---------
Computers, Peripherals and Office
 Equipment*                                        14.2%
Communications*                                    18.0%
Military/Aerospace                                  0.0%
Industrial*                                        10.9%

*Zytec actively participates in the computers, peripherals and office equipment; communications; and industrial market segments.

CUSTOM/STANDARD. Custom power supplies are designed and packaged to meet the form, fit, and functional requirements of an OEM's unique and specific application. They are attractive to OEMs because they present maximum design flexibility, provide the lowest cost, and allow the use of special features. Standard, "off-the-shelf" power supplies are not design-specific but also do not require substantial up-front engineering design costs. Once a product has reached the stage of development where the OEM is confident that there will be a market demand for the product, it is typically cost-effective to custom design a unique power supply to meet that product's specific requirements. The OEM is then able to utilize a moderately high-volume, customized solution at the lowest cost per watt of power without paying for unnecessary features or capabilities. Custom power supplies represented 78.0% of the United States market in 1995, according to Micro-Tech Consultants.

Zytec pursues the custom power supply business because it capitalizes on its strengths in the area of sophisticated design, volume manufacturing, and customer service. The effect, though, is that competition among qualified design and manufacturing outsourcing companies providing these customized solutions is keen. The competition causes downward pressure on gross margins, which is only partially offset by lower selling and distribution costs.

Zytec believes a number of important trends affecting its customers will continue to shape the power supply marketplace. The applications segments which are growing rapidly, such as workstations and data communications hardware (e.g., hubs, routers and file servers), need mid-range power. In addition, OEMs face pressure from end users to improve the price and performance of products, bring new products to market quickly, provide more product options and features, reduce product size, and meet increasingly complex safety and regulatory agency standards. The Company believes that these pressures will support the need for and encourage a modest migration from captive manufacturers to merchant-provided, custom-designed power supply manufacturers such as Zytec and that market dynamics will maintain the vitality of the mid-range segment of the market.

STRATEGY

Zytec's objective is to be the supplier of choice to a targeted group of multinational OEM customers who require sophisticated power supply solutions and who are likely to have substantial volume requirements. To achieve this objective, Zytec's strategy is to differentiate itself through advanced technology and design, shorter product development cycles and superior product performance, quality, service and value. The Company's primary target market for the last several years has been OEMs in the communications, networking, computer and other electronic equipment marketplaces. These OEMs manufacture hubs, routers, high availability file servers and disk arrays which typically have complex technical needs, high product reliability standards, short product development cycles and variable production needs. The Company implements this strategy by combining the following key elements:

DELIVER HIGH-QUALITY PRODUCTS AND SERVICES. Zytec believes that quality and responsiveness to the customer's needs are of critical importance in its efforts to compete successfully. Zytec's Minnesota and Austrian operations are certified to ISO 9001, and the Company plans to qualify each of its other locations to applicable ISO 9000 standards as necessary to meet customer requirements. Zytec actively involves all employees in implementing techniques to measure, monitor and improve performance and provides all employees with education and training, including courses in statistical process control and related techniques. Also, employees actively participate in Zytec's planning sessions and monitor adherence to their annual plans on a monthly basis. Through its commitment to customer service and quality, the Company believes it is able to provide superior value to its customers.

PROVIDE LEADING-EDGE ENGINEERING AND TIME TO MARKET. Zytec's target markets and customers are characterized by high growth rates and continually evolving technology. As a result, Zytec's customers typically require leading-edge technology designed in a relatively short period. Zytec's initiatives to maintain leading-edge technology and reduce time to market include collaborative research with the Power Electronics Center at Virginia Polytechnic Institute; a series of in-house technical training symposia; increased use of standard circuits; sharing of engineering concepts between Austria and USA; and simulation of analog design characteristics (begun in 1995). These initiatives have contributed to a reduction of time to market of about 20% per year in 1994 and 1995.

DEVELOP AND EXPAND COLLABORATIVE RELATIONSHIPS. Through the development and expansion of collaborative relationships with its customers, Zytec attempts to satisfy their needs by offering a full range of value added services, including design expertise, process development and control, testing, inventory management, and rapid response to volume and design changes. Some custom-designed projects are priced based on agreed-to gross margins and allow for a sharing of the costs, risks and rewards of the manufacturing process with the customer. These relationships also provide the Company with valuable knowledge regarding the customer's products. The Company focuses its efforts on customers with which it believes the opportunity exists to further develop long-term business collaborations.

LEVERAGE ADVANCED MANUFACTURING AND MANAGEMENT TECHNIQUES. Zytec's strategy focuses on the quality of all elements of the production process, rather than merely the quality of the end product. To implement this strategy, Zytec uses sophisticated design and manufacturing techniques (such as computer integrated design and manufacture, computer aided design, and automated testing and assembly of printed circuit boards), combined with advanced management techniques, including just-in-time manufacturing, statistical process control and total quality commitment. These techniques allow the Company to decrease production costs by improving the efficiency of production processes.

EXPAND COMPLEMENTARY BUSINESSES. The Company believes that providing a wide range of services affords the Company a competitive advantage, as it further addresses customer needs and therefore increases the likelihood that the Company will make continuing sales to its customers. For example, at a customer's request, the Company may build assemblies by adding cables, harnesses, frames, and other components to its power supply unit. In addition, Zytec offers power supply repair services for Zytec-manufactured power supplies as well as power supplies manufactured by others.

PRODUCTS AND SERVICES

In 1995, the Company manufactured and delivered over 700,000 power supplies representing over 141 different products, including 31 customer-designed power supplies and 110 products designed by Zytec. Zytec also provides related repair and support services to customers.

POWER SUPPLY PRODUCTS. A Zytec-designed power supply progresses through a five-phase cycle of development that may last from 12 to 18 months, depending on the customer's product introduction schedule. In the first phase of the development, a team is assembled, the product specifications are refined with varying degrees of customer involvement, and the product design is planned. In the second phase, the product's electrical circuits and physical structure are designed and documented and the Company begins to track the product's actual cost against its targeted cost. In the third phase, prototypes are built and tested extensively by Zytec and the customer, design documentation is finalized, and plans for limited production are completed. In the fourth phase, production plans, processes, and capabilities are established to support volume production. In the fifth phase, product evaluation by safety and quality agencies is completed and customer service standards are implemented as volume production begins. The following table summarizes Zytec's product development cycle.

                        THE PRODUCT DEVELOPMENT CYCLE


              TYPICAL TIME LINE                   ACTIVITIES

Phase 1       Week 1-2              *  Design Team and Customer Team
                                    *  Specification Review

Phase 2       Week 2-4              *  Electrical and Mechanical Design
                                    *  Cost Targets Compared to Quote

Phase 3       Month 2-4             *  Build Prototypes
                                    *  Testing
                                    *  Documentation
                                    *  Production Startup Plans

Phase 4       Month 3-18            *  Production Plans
                                    *  Manufacturing Processes Developed
                                    *  Factory, Equipment Sizing

Phase 5       Month 12-18           *  Approvals by Safety Agencies
                                    *  Full Production Commenced


As customers demand shorter development times, the risk that all five phases of development will not be completed successfully on schedule rises. Early life project profitability can be reduced substantially if the Company has not completed all phases of development before manufacturing start-up.

Zytec also manufactures power supplies based on designs supplied by the customer. In customer-designed projects, Zytec manufactures a power supply that the customer has designed, using suppliers that the customer specifies.

In 1995, Zytec introduced and shipped the first substantial quantities of its DPA converters. This technology, licensed from Digital Equipment Corporation and subsequently Galaxy Power, Inc., offers higher efficiency in smaller size than traditional switching power supplies. In early 1996, the Company established a subsidiary in Dallas, Texas to lead the Company's design and marketing efforts for this new technology.

REPAIR OF POWER SUPPLIES. In 1995 Zytec repaired over 1,000 different power supply models originally manufactured by over 200 different companies in its Redwood Falls, Minnesota location. Repair activities are also carried out in Kindberg, Austria. Many of the Company's power supply customers use Zytec's repair services for power supplies manufactured by the Company and by others.

SERVICE AND LOGISTICS. In 1992, Zytec began to provide materials management and electronic product repair services for Hewlett-Packard in California. Zytec continues this activity, repairing a variety of products and managing disposition of repairable units. In 1995, the Company began repair of laser printers, ink jet printers and fax machines.

OPERATIONS

QUALITY MANAGEMENT TECHNIQUES. A key element of Zytec's competitive strategy is delivering high-quality products and services. Zytec's focus on this strategy led to its receipt of one of three Malcolm Baldrige National Quality Awards given in 1991. The Company also won the first Minnesota Quality Award in 1991, and has received over 30 superior service and quality awards from its customers, including IBM, Abbott Laboratories, Stratus Computers, Tektronix and Sun Microsystems, since 1987.

Zytec's quality management techniques focus on all elements of the production process, rather than merely the quality of the end product. To implement this strategy, Zytec uses sophisticated design and manufacturing techniques (such as computer integrated design and manufacture, computer aided design, and automated testing and assembly of printed circuit boards), combined with advanced management techniques, including just-in-time ("JIT") manufacturing, statistical process control ("SPC"), and total quality commitment ("TQC"). These techniques allow the Company to decrease production costs by improving the efficiency of production processes.

* JIT manufacturing increases efficiencies and shortens the manufacturing cycle.

* SPC complements the JIT process and is a set of analytical and problem solving techniques through which Company personnel can continuously evaluate stages of production and administrative processes.

* TQC is a management approach which involves all employees in establishing overall and specific goals, tracking adherence to these goals on a monthly, weekly or daily basis, and being responsible and accountable for achieving the established objectives.

MANUFACTURING PROCESS. A typical power supply consists primarily of one or more printed circuit boards, electronic components, transformers and other electromagnetic components, and a sheet metal chassis. The production of the Company's power supplies entails the assembly of structural hardware combined with sophisticated automated assembly of circuit boards using automated surface mount and pin-through-hole interconnection technology. Surface mount technology permits reduction in board size by eliminating the need for holes in the printed circuit boards, allowing components to be placed on both sides of a board. Pin-through-hole assembly involves attaching electrical components to circuit boards by means of pins or leads that are inserted into pre-drilled holes and soldered to the electrical circuits on the boards.

In response to market demands for increased quality and reliability, design complexity, and sophisticated technology, Zytec has automated many electronic assembly and testing processes which were traditionally performed manually. In addition, the demand for shorter manufacturing cycles has also led to increased use of automated assembly and testing. The Company believes that the power supply manufacturing industry has remained fragmented partly because it traditionally has been a labor intensive, low investment industry; thus, it believes that increased levels of automation will strengthen Zytec's competitive position.

Many of the Company's customers increasingly require that their power supplies meet or exceed established international safety and quality standards as their operations expand internationally. In response to this need, Zytec designs and manufactures power supplies in accordance with the certification requirements of many international agencies, such as Underwriters Laboratories Incorporated (UL) in the United States; the Canadian Standards Association (CSA) in Canada; Technischer Uberwachungs-Verein (TUV) and Verband Deutscher Electrotechniker
(VDE), both in Germany; the British Approval Board for Telecommunications (BABT) in the United Kingdom; and International Electrotechnical Committee (IEC), a European standards organization. Both Zytec Austria and Zytec USA (Redwood Falls) are certified to ISO 9001, which is a European model for quality assurance.

SUPPLIERS. Zytec typically uses a primary source of supply for each specific component, but it has several sources for each kind of component. As with customers, Zytec stresses early supplier involvement in design, the use of quality methods such as SPC and TQC, and frequent feedback through monthly statistical analysis of quality and delivery. Several major suppliers provide "just in time" shipments of products to Zytec. No supplier provides more than 10% of the dollar value of material used by the Company on a consolidated basis.

In March 1996, an existing supplier of magnetic components (transformers, coils and toroids) to Austria was acquired by the Company from the Hungarian government by privatization. The acquisition gives the Company a source of very high quality, low-cost custom components. This facility will be operated as a wholly-owned subsidiary of the Austrian operation. It will provide the majority of magnetic components used by Zytec Austria and has recently become a supplier to US operations as well.

SALES, MARKETING AND CUSTOMERS

Zytec markets its products and services through an integrated sales approach involving direct sales representatives and account managers, along with active support from design engineering and production personnel. The Company's products and repair services are sold worldwide through a nine-member sales organization. Six sales personnel based in Eden Prairie, Minnesota, are responsible for North American power supply sales. One sales representative is responsible for marketing the Company's repair business in North America. Two sales persons, headquartered in Vienna, Austria, are responsible for European power supply sales.

Because of the costs inherent in starting new customer relationships, the Company focuses on retaining existing customers and targets a select few major and emerging OEM industry leaders with which the opportunity exists to provide products and services across a number of product families and through successive product generations. The Company focuses its resources on market segments that are (a) growing relatively fast and (b) have the potential for profit. Potential customers are assigned to Company sales representatives who evaluate the customer against the Company's customer selection criteria. For most end products of a customer, or versions of such end products, the Company believes it has established itself as a sole source provider of power supplies for the product.

The typical sales process begins with a customer or a potential customer making a request for quote ("RFQ") from a number of power supply manufacturers. Based on the nature of the RFQ, the Zytec sales representative may work with the Company's design engineers on early stage design in an effort to determine the product's likely specifications, cost and price range. Once this process is completed, Zytec will submit its bid for the project. The requesting OEM will review the RFQ responses it receives and make a "short list" of two or three potential suppliers. Further refinements are made during a second round of bidding, at which point one supplier is selected, usually within 60 days. If Zytec's bid is selected, a Zytec account manager is assigned to manage order placement, delivery scheduling and design change implementation for that customer. On an ongoing basis, Zytec's engineering personnel provide technical support to customers in the areas of product design changes, field performance and testing.

Some customers prefer to use Zytec to produce customer-designed products as an introduction to the Company and its full service design and manufacturing capabilities. Zytec's collaborative relationships allow it to gain valuable knowledge about an existing customer and its processes, which Zytec believes gives it an advantage in obtaining future business from that customer. Historically, the Company has had substantial recurring sales from existing customers. In 1995, revenue growth came solely from existing customers.

The Company's promotional activities include informational mailings to customers and selected potential customers and the publication in industry periodicals of articles written by Zytec personnel. In addition, the Company participates regularly in industry-wide conferences and trade shows and sponsors customer seminars.

The following chart profiles the percentage of Zytec's 1995 revenues and typical customers in major market application segments:

                                        PERCENTAGE OF
                                           TOTAL
                                         WORLDWIDE
PRODUCT OR MARKET SERVED BY CUSTOMERS     REVENUES      REPRESENTATIVE CUSTOMERS
POWER SUPPLIES:

Computers and peripherals:

  COMPUTER PERIPHERALS/OFFICE
   AUTOMATION                             21%           Digital Equipment, Hewlett-Packard,
                                                        IBM, 3M, Xerox

  FILE SERVERS                            19            Digital Equipment, Hewlett-Packard,
                                                        Compaq, Apple

  MINI COMPUTERS/FAULT TOLERANT
   COMPUTERS                              16            IBM, Unisys, Stratus

  WORKSTATIONS                             6            Hewlett-Packard, Silicon Graphics,
                                         ---            Sun Microsystems

    SUBTOTAL COMPUTERS AND
     PERIPHERALS                                   62%

Data communications                                20   Cabletron, Bay Networks,
                                                        Cisco, Ericsson

Test and measurement                                9   Tektronix, Hewlett-Packard, Abbott
                                                  ---   Laboratories

    SUBTOTAL POWER SUPPLIES                        91

REPAIR AND SERVICE:
  REPAIR                                   2            Various

  SERVICE AND LOGISTICS                    7            Hewlett-Packard
                                         ---
    SUBTOTAL REPAIR AND SERVICE                     9
                                                  ---
TOTAL                                             100%
                                                  ===

Although the Company seeks to diversify both its customer and market application base, a small number of companies are responsible for a significant portion of Zytec's net sales. At December 31, 1995, the Company had 25 power supply product customers worldwide. During 1995, the Company had four customers with revenue exceeding $20 million, including Digital Equipment Corporation ($29 million, or 17% of net sales), Hewlett-Packard ($28 million, or 16% of net sales), IBM ($26 million, or 15% of net sales), and Cabletron ($21 million, or 12% of net sales), and a total of eight customers with revenues exceeding $5 million. The Company expects to continue to depend upon a limited number of customers for a substantial portion of its revenues.

BACKLOG

Sales are made pursuant to purchase orders rather than long-term contracts. Backlog consists of purchase orders on hand generally having delivery dates scheduled within the next three months. Zytec's backlog was $59.3 million, $52.3 million and $26.8 million at March 31, 1996, December 31, 1995 and December 31, 1994, respectively. Due to the increasing trend for OEMs to reduce their lead time for purchase orders, and because customers may cancel or reschedule deliveries, the Company does not consider backlog to be a reliable indicator of future financial results.

COMPETITION

The merchant power supply manufacturing industry is highly fragmented and characterized by intense competition. According to Micro-Tech Consultants, there were approximately 300 power supply manufacturers in the United States in 1994. Over 80% of the power supply companies in the world have annual revenues less than $10 million. According to Micro-Tech Consultants, in 1994 Zytec was the 3rd largest power supply company in the United States and the 9th largest power supply company in the world.

Zytec's competition includes companies located throughout the world, some of which have advantages over the Company in terms of labor and component costs, and which may offer products comparable in quality to those of Zytec. Certain of the Company's competitors have greater resources and geographic presence than Zytec. Zytec also views as competitive threats the potential that its customers may decide to produce their own power supplies, and that OEMs with captive manufacturing capabilities may compete in the merchant market. However, several large OEMs have divested their captive power supply manufacturing operations, including NCR, TRW and Digital Equipment. Management believes that the principal bases of competition in Zytec's targeted market are manufacturing technology, cycle time of design and manufacture, technical knowledge, quality, and the availability of value added services. To remain competitive, Zytec must compete favorably on the basis of value by providing technologically advanced manufacturing services, improving quality and reliability levels, offering flexible delivery schedules, and delivering finished products on a reliable basis.

RESEARCH AND DEVELOPMENT

Zytec's research and development activities are principally directed to the development of new custom power supply products to satisfy specific customer needs. Additionally, the Company continues to develop common circuit design to assist in the development of future products for specific customers. Zytec's research activities also include internally performed research and an affiliation with the Virginia Polytechnic Institute Power Electronics Center. Internal research efforts are primarily focused on improving electromagnetic components in order to reduce component costs, improve ease of manufacture, and accommodate product size constraints.

Customers in the Company's target markets require product designs to be completed quickly. A major challenge for Zytec is to reduce design time without reducing quality of the design. In 1995, the Company's average time to design and introduce a product into production improved by 20%, the same rate of improvement achieved in 1994. Most of the improvement comes from restructuring existing resources and process improvements. In 1995, the Company began a product to use computer simulation to speed the process of original design. The Company does not expect to realize results from this project in 1996.

Product development is performed by a group of 36 engineers located in Minnesota, 3 engineers in Texas and 18 engineers in Austria. The Company's total expenditures for research and development were $2.4 million for the quarter ended March 31, 1996, and were $8.6 million, $8.1 million, and $6.9 million for the years of 1995, 1994 and 1993, respectively. Of these amounts, 14.8%, 18.2%, 30.2% and 52.2%, respectively, were funded by customers in connection with new product designs. Customer reimbursements of research and development expenditures are reported as "Other revenue" in the Company's financial statements. In 1993, the Company received an unusual reimbursement to the Company for work performed in prior periods. Other revenue as a percentage of research and development expenditures is declining, due in part to higher levels of research (which are not reimbursed by customers) and in part to the trend toward lower funding per project. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTELLECTUAL PROPERTY MATTERS

Certain equipment, processes, information and knowledge developed by Zytec and used in the design and manufacture of its products are regarded as proprietary by the Company. Within Zytec, intellectual property protection is implemented through nondisclosure agreements with employees. In addition, Zytec relies on a combination of trade secret and other intellectual property law and other measures to protect its proprietary rights, including holding patents and evaluating the benefits of obtaining patents. If the Company believes that it has patentable properties and that patents could enhance the Company's position, patents are pursued. Zytec currently holds patents in the United States and Europe relating to proprietary technology used in its products, as well as two trademarks and a service mark. The remaining terms for these marks vary from five to 15 years and, subject to use, the Company expects to renew each mark. The Company's United States patent expires in 2004, and its European patents have 20-year terms from the dates of their filings. The Company believes that although the patents and other proprietary information it holds and may obtain will be of value, they will not determine the Company's success, which depends principally on its emphasis on quality, service and value.

Zytec signed a licensing agreement in September 1992 with Digital Equipment Corporation to complete the design and manufacture of a family of DC/DC converters in the 150 watt to 300 watt range. In addition, Zytec signed a license agreement with Ericsson Components AB ("Ericsson"), a multinational telecommunications firm headquartered in Sweden, for Ericsson's power division to market Zytec's DC/DC converters in the standard power supply marketplace world wide. The licensing agreement with Ericsson will expire December 31, 1996.

Zytec also signed a licensing agreement in December 1994, with Galaxy Power Inc., Boston, Massachusetts to develop a "next generation" family of high density DC/DC converters. This agreement is a non-exclusive, perpetual license to make, have made, use, market and sell certain high density DC/DC product lines under Zytec's name and on a private label basis to Ericsson for an up-front license fee plus engineering fees. Zytec also has a first right to acquire a license from Galaxy for certain future products developed by Galaxy. These products will be introduced to the marketplace in 1996.


FACILITIES

The following table identifies the Company's facilities. Assuming successful commencement of operations in the Company's Colorado facility, management believes that the Company's facilities are adequate for the foreseeable future.


                                                     APPROXIMATE     OWNED VS.
FACILITY                PRIMARY ACTIVITY            SQUARE FOOTAGE      LEASED

Eden Prairie, MN    Engineering, Administration            28,000     Leased
Redwood Falls, MN   Manufacturing                          98,700     Owned
                                                          118,000     Leased
Broomfield, CO      Manufacturing                          74,000     Leased
Vienna, Austria     Engineering, Administration             8,700     Leased
Kindberg, Austria   Manufacturing                          58,000     Leased
Lincoln, CA         Repair, Logistics,                    180,000     Leased
                    Hewlett-Packard
Tatabanya, Hungary  Magnetics Manufacturing                62,000     Owned



EMPLOYEES

As of March 31, 1996, the Company had 1,764 full-time employees, in the following locations:


Minnesota         649
Colorado          101
California        341
Texas               3
Austria           339
Hungary           331
                -----
 Total          1,764
                =====



Of these employees, 1,377 were in production, 92 were in research and development, 69 were in clerical positions, 23 were in sales, marketing and customer service, and 203 were in executive and administrative positions. The Company also engaged other personnel on a part-time basis. None of the Company's United States employees are members of a collective bargaining unit. The employees of Zytec Austria are members of a national labor union, as are most employees of Austrian companies. Management believes employee relations are good.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The Company's directors and executive officers are as follows:

NAME                    AGE           POSITION WITH COMPANY
- ----                    ---           ---------------------
Ronald D. Schmidt       60    Chairman of the Board, President, and
                               Chief Executive Officer

John M. Steel           52    Vice President, Marketing and Sales and Director

Josef J. Matz           55    Managing Director of Zytec Austria and Director

John B. Rogers          53    Treasurer and Vice President, Finance

N. Charles Wussow       50    Vice President, Engineering

Max Davis               52    Vice President, Manufacturing

Sherman Winthrop        65    Secretary and Director

Lawrence J. Matthews    67    Director

Gary C. Flack           59    Director

Dr. Fred C. Lee         50    Director

John V. Titsworth       70    Director

James S. Womack         67    Director

RONALD D. SCHMIDT is a co-founder of the Company and has served as an officer and a Director since the Company commenced operations in January 1984. Until January 1984, he was employed by Control Data Corporation ("CDC") in many areas of general and product management, including Vice President and General Manager, Computer Peripherals, Inc., and Managing Director for Control Data Portugal. Mr. Schmidt also was involved with CDC in connection with its divestiture of the Centronics printer business and the merger of the Sperry disk operations into Magnetic Peripherals, Inc.

JOHN M. STEEL is a co-founder of the Company and has been an officer and a Director since January 1984. Until January 1984, he was employed by CDC in numerous positions in marketing and general management, with his latest position with CDC being General Manager -- OEM Technical Support.

JOSEF J. MATZ joined Zytec in November 1991 as Managing Director -- Zytec GmbH, the Company's wholly-owned subsidiary located in Austria. From October 1990 to November 1991, he was Vice President -- European Operations for Modular Computer Systems, a computer manufacturer. Until accepting this position with Modular Computer Systems, Mr. Matz had been employed with CDC for approximately 20 years, including positions as General Manager -Marketing and Operations Europe, and several sales, marketing and operations positions.

JOHN B. ROGERS has been Treasurer and Vice President -- Finance of the Company since January 1986. He held prior positions as Chief Financial Officer of Wagner Spray Tech, Vice President -- Administration of Bachman's, Inc., and Director of Finance of Dayton-Hudson Corporation.

N. CHARLES WUSSOW joined Zytec in March 1993 as Vice President --
Engineering. In 1978, he co-founded Summit Electronics, Inc. ("Summit"), a power supply company. In 1982, Summit was sold to Basler Electric Company and Mr. Wussow remained as General Manager of Basler's Electronic Product Group until his employment with Zytec.

MAX DAVIS has been Vice President -- Manufacturing since April 1995. From July 1991 to April 1995, he was a Senior Partner for Thomas Group, Inc., a management consulting firm. Mr. Davis served as Vice President Manufacturing for Outbound Systems, Inc. from January 1990 to July 1991, and as Vice President Manufacturing for Loredan Biomedical from September 1988 to November 1989. For 19 years prior to 1988, Mr. Davis was employed in various manufacturing management positions with Hewlett-Packard, most recently as Manufacturing Manager, Terminals and Personal Computers, in Roseville, California.

SHERMAN WINTHROP has been Secretary since January 1984 and a Director since November 1984. He has been a principal in the law firm of Winthrop & Weinstine, P.A., since 1979. Winthrop & Weinstine, P.A. has been counsel to the Company since Zytec's formation in 1983. See "Legal Matters." Mr. Winthrop is also a director of Bremer Financial Corporation, a regional multi-bank holding company.

LAWRENCE J. MATTHEWS is a co-founder of the Company, has been a Director since January 1984, and was Vice President -- Engineering of the Company from January 1984 until his retirement in May 1993. Until January 1984, he was employed by CDC in engineering design and management and operations management.

GARY C. FLACK has been a Director of the Company since April 1988 and an associate in Thomas Group, Inc., a management consulting firm, since November 1988. He was Vice President -- Manufacturing for the Company from December 1987 to November 1988. Prior to December 1987, he was Vice President and General Manager of the Interconnect Group of Sheldahl, Inc., which manufactures electronic materials, flexible circuitry, graphic display systems and engineered products.

DR. FRED C. LEE has been a Director of the Company since February 1986. He has been a Professor at Virginia Polytechnic Institute and State University ("VPI") in Blacksburg, Virginia, and Director of the Virginia Power Electronics Center at VPI since 1977.

JOHN V. TITSWORTH has been a Director of the Company since August 1986. He is retired Chairman, Board of Managers, at the Rose Hulman Institute of Technology, a private engineering college, and held that position from 1988 to 1995. From February 1988 until March 1989, he was Chairman of the Board and Chief Executive Officer of Priam Corporation, a computer disk memory company in San Jose, California, and prior to February 1988 he was Executive Vice President and a member of the Board of Directors of Xerox Corp.

JAMES S. WOMACK has been a Director of the Company since April 1984. He is Chairman of the Board of Sheldahl, Inc., and was its Chief Executive Officer until 1991. He is also a Director of General Securities, a mutual fund.

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified or until their earlier death, resignation or removal from office. The officers of the Company are appointed by the Board of Directors and hold office until their successors are chosen and qualified or until their earlier death, resignation, or removal from office.

                       PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information as of June 4, 1996, except as otherwise noted, with respect to the beneficial ownership of the Company's Common Stock by (i) each shareholder who is known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director and each executive officer, (iii) each Selling Shareholder, and (iv) all executive officers and directors as a group.

                                          SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                             OWNED PRIOR TO                                OWNED AFTER
                                              OFFERING (1)            NUMBER OF            OFFERING (1)
                                         -----------------------    SHARES BEING      -----------------------
NAME OF BENEFICIAL OWNER                 NUMBER      PERCENT (2)       OFFERED        NUMBER      PERCENT (3)
- ------------------------                 ------      -----------       -------        ------      -----------
Stein Roe & Farnham Incorporated (3)      509,000         5.7%              --        509,000         4.6%
 One South Wacker Drive
 Chicago, IL 60606

Ronald D. Schmidt (4)(5)                  951,950        10.6           95,200        856,750         7.8
 7575 Market Place Drive
 Eden Prairie, MN 55344

John M. Steel (5)                         870,952         9.7           87,100        783,852         7.1
 7575 Market Place Drive
 Eden Prairie, MN 55344

Lawrence J. Matthews                      896,620        10.0           89,700        806,920         7.3
 7601 Fifth Avenue
 Richfield, MN 55423

Gary C. Flack (4)                         251,250         2.8               --        251,250         2.3

John B. Rogers (5)                         93,804         1.0               --         93,804            *

Sherman Winthrop                           60,000            *              --         60,000            *

James S. Womack                            60,000            *              --         60,000            *

Dr. Fred C. Lee                            29,000            *              --         29,000            *

Josef J. Matz (6)                         156,000         1.7               --        160,000         1.4

John V. Titsworth                          30,000            *              --         30,000            *

N. Charles Wussow (6)                      60,000            *              --         60,000            *

Max Davis (6)                              20,650            *              --         20,650            *

All executive officers and
 directors as a group (12 persons)(7)   3,480,226        38.0%         272,000      3,208,226        28.8%


*Less than 1%.

(1) Unless otherwise indicated, each person or group has sole voting and investment power with respect to all outstanding shares. The table includes shares not outstanding but which may be acquired within 60 days of June 4, 1996 pursuant to the exercise of options to purchase Common Stock.

(2) The percentage calculations are based upon 8,996,472 shares outstanding at June 4, 1996, and 10,996,472 shares outstanding after the offering, respectively. The number of shares which may be acquired within 60 days of June 4, 1996 pursuant to the exercise of options is deemed outstanding for purposes of computing the percent of class owned by such person.

(3) Reflects information as of December 31, 1995, based on a Schedule 13G, dated February 12, 1996, filed by such company with the Securities and Exchange Commission, which indicates that the shareholder has no voting power and sole dispositive power with respect to said shares.

(4) Includes shares held by a partnership consisting of the individual and members of his family, as follows: Mr. Schmidt (400,000 shares) and Mr. Flack (25,650).

(5) Includes shares held by the individual's spouse and children, as follows:
    Mr. Schmidt (1,700 shares), Mr. Steel (200,000), Mr. Flack (95,600), and Mr. Rogers (48,502).

(6) Includes, for each individual named, the following number of shares subject to non-qualified options or options granted under the Company's Incentive Stock Option Plans ("ISOPs"): Mr. Matz (80,000), Mr. Wussow (60,000) and Mr. Davis (20,000).

(7) Includes 160,000 shares subject to non-qualified options or options granted under the ISOPs.

                                 UNDERWRITING

Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc. and Nesbitt Burns Securities Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.



                                      NUMBER
UNDERWRITER                          OF SHARES
- -----------                         ----------
Needham & Company, Inc.
Nesbitt Burns Securities Inc.
                                    ----------
 Total                               2,272,000
                                    ==========

The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may allow, a concession not in excess of $ per share to certain other dealers (who may include the Underwriters). After the offering to the public, the offering price and other selling terms may be changed by the Representatives.

The Company has granted the Underwriters a 30-day option to purchase up to an additional 300,000 shares, solely to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriters as shown in the above table bears to the total shown.

In the Underwriting Agreement, the Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

The Company's officers and directors and the Selling Stockholders have agreed that, without the prior written consent of Needham & Company, Inc., they will not directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible or exchangeable therefor for 180 days after the date of this Prospectus; however, beginning on the thirty first day after the date of this Prospectus, the Representatives have consented to the sale of up to an aggregate of 25,000 of these shares, provided, however, such sales are made through Needham & Company, Inc. The Company has agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, other than the shares of Common Stock being offered hereby, for a period of 180 days after the date of this Prospectus without the prior written consent of Needham & Company, Inc.

The representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.

In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under Securities and the Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchase limited by such prices. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The foregoing is a brief summary of the provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                  LEGAL MATTERS

Certain legal matters in connection with the validity of the Common Stock offered hereby will be passed upon for the Company by Winthrop & Weinstine, P.A., St. Paul, Minnesota. Sherman Winthrop, a director, officer and shareholder of the Company, is a principal of Winthrop & Weinstine, P.A., which receives compensation from the Company for rendering legal services. Certain legal matters relating to the offering will be passed upon for the Underwriter by Oppenheimer Wolff & Donnelly, Minneapolis, Minnesota, counsel for the Underwriter.

                                     EXPERTS

The consolidated financial statements and financial statement schedules of Zytec Corporation as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995 included or incorporated by reference in the Registration Statement have been included or incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

This Prospectus is part of a Registration Statement on Form S-3 (the "Registration Statement") which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, to which reference is hereby made for further information with respect to the Company and the Shares offered hereby. Copies of the Registration Statement may be inspected without charge at the offices of the Commission or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents are hereby incorporated by reference in this Prospectus except as superseded or modified herein: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996; and (iii) the description of the Company's Common Stock, contained in the Company's Form 8-A relating to its Common Stock, filed by the Company with the Commission on September 21, 1993.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including a beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Chief Financial Officer at the Company's principal executive offices at 7575 Market Place Drive, Eden Prairie, Minnesota 55344, telephone number (612) 941-1100.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheet as of March 31, 1996                             F-2
Consolidated Statements of Operations for the three months ended
  March 31, 1996 and April 2, 1995                                          F-3
Consolidated Statements of Cash Flows for the three months ended
  March 31, 1996 and April 2, 1995                                          F-4
Notes to Consolidated Financial Statements                                  F-5
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Accountants                                           F-8
Consolidated Balance Sheets as of December 31, 1995 and 1994                F-9
Consolidated Statements of Operations for the years ended
  December 31, 1995, 1994 and 1993                                          F-10
Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 1995, 1994 and 1993                                          F-11
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1994 and 1993                                          F-12
Notes to Consolidated Financial Statements                                  F-13


                                ZYTEC CORPORATION
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS

                                                                             MARCH 31,
                                                                                1996
                                                                              -------
Current assets:
  Cash and cash equivalents                                                   $     2
  Accounts receivable                                                          34,092
  Inventories                                                                  31,185
  Deferred income taxes                                                           959
  Other current assets                                                          2,194
                                                                              -------
    Total current assets                                                       68,432
Property, plant and equipment, net                                             16,772
Other assets                                                                      808
                                                                              -------
    Total assets                                                              $86,012
                                                                              =======
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Debt and capital lease obligations, current portion                         $20,874
  Accounts payable                                                             24,880
  Accrued expenses                                                              8,205
                                                                              -------
    Total current liabilities                                                  53,959

Debt and capital lease obligations, less current portion                        6,916
Deferred income taxes                                                           1,012
Other liabilities                                                                 575
                                                                              -------
    Total liabilities                                                          62,462
                                                                              -------
Commitments and contingencies
Stockholders' equity:
  Common stock, no par value; 25,000,000 shares authorized, 8,811,156
   shares outstanding at March 31, 1996                                        11,919
  Retained earnings                                                            11,793
  Foreign currency translation adjustments                                       (162)
                                                                              -------
    Total stockholders' equity                                                 23,550
                                                                              -------
    Total liabilities and stockholders' equity                                $86,012
                                                                              =======

See accompanying notes to unaudited consolidated financial statements.

                                ZYTEC CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     THREE MONTHS ENDED
                                                     ------------------
                                                    MARCH 31,     APRIL 2,
                                                      1996          1995
                                                   ----------    ----------
Net sales                                          $   61,087    $   32,881
Cost of goods sold                                     53,141        29,233
                                                   ----------    ----------
  Gross profit                                          7,946         3,648
                                                   ----------    ----------
Other revenue                                             353           384
                                                   ----------    ----------
Operating expenses:
  Selling                                                 844           755
  General and administrative                            1,616           850
  Research and development                              2,390         2,161
                                                   ----------    ----------
    Total operating expenses                            4,850         3,766
                                                   ----------    ----------
    Operating income                                    3,449           266
Other income (expense):
  Interest expense                                       (381)         (224)
  Other, net                                             (129)          149
                                                   ----------    ----------
    Income before income taxes                          2,939           191
Income taxes                                              831            71
                                                   ----------    ----------
Net income                                         $    2,108    $      120
                                                   ==========    ==========
Net income per share:
  Primary                                          $     0.22    $     0.01
                                                   ==========    ==========
  Fully diluted                                    $     0.21    $     0.01
                                                   ==========    ==========
Common and common equivalent shares outstanding:
  Primary                                           9,606,038     9,233,254
                                                   ==========    ==========
  Fully diluted                                     9,812,288     9,248,516
                                                   ==========    ==========

See accompanying notes to unaudited consolidated financial statements.

                                ZYTEC CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)


                                 (IN THOUSANDS)



                                                        THREE MONTHS ENDED
                                                        ------------------
                                                       MARCH 31,    APRIL 2,
                                                         1996          1995
                                                       --------      --------
Cash flows from operating activities:
  Net income                                           $  2,108      $    120
  Adjustments to reconcile net income to
   net cash from operating activities:
    Depreciation and amortization                           817           610
    Changes in operating assets and liabilities          (8,691)        3,444
    Other                                                   (44)         (184)
                                                       --------      --------
      Net cash (used in) provided by operating
      activities                                         (5,810)        3,990
                                                       --------      --------
Cash flows from investing activities:
  Additions to property, plant and equipment             (1,343)         (614)
  Cash paid for Zytec Hungary Elektronikai Kft.            (839)
  Increase in other assets                                  (25)
                                                       --------      --------
      Net cash used in investing activities              (2,207)         (614)
                                                       --------      --------
Cash flows from financing activities:
  Payments of debt and capital lease obligations         (2,283)       (2,450)
  Proceeds from debt and capital lease obligations        1,931         2,152
  Proceeds from revolving credit agreement               55,509        23,657
  Payments on revolving credit agreement                (48,866)      (25,979)
  Sale of common stock for cash                             120             7
  Decrease in bank overdrafts                             1,534          (511)
                                                       --------      --------
      Net cash provided by (used in) financing
      activities                                          7,945        (3,124)
                                                       --------      --------
Effect of exchange rate changes on cash                      72          (252)
                                                       --------      --------
Change in cash and cash equivalents                    $     --      $     --
                                                       ========      ========

See accompanying notes to unaudited consolidated financial statements.


                                ZYTEC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. BASIS OF PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

The consolidated financial statements as of March 31, 1996 and for the periods ended March 31, 1996 and April 2, 1995, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which the Company considers necessary for a fair presentation of the results for the indicated periods. The results of operations for any interim period are not necessarily indicative of results for the full year. Certain information and accounting policies and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the accompanying audited consolidated financial statements and notes thereto.

2. SELECTED BALANCE SHEET DATA:


                                                                                MARCH 31,
                                                                                   1996
                                                                                 --------
                                                                              (IN THOUSANDS)
Inventories
  Work in process and finished goods                                             $  8,728
  Parts and subassemblies                                                          22,457
                                                                                 --------
                                                                                 $ 31,185
                                                                                 ========
Property, plant and equipment:
  Land and land improvements                                                     $     76
  Building and building improvements                                                  649
  Equipment, furniture and leasehold improvements                                  19,279
  Equipment, furniture and leasehold improvements
   under capital leases                                                             6,181
                                                                                 --------
                                                                                   26,185
Less accumulated depreciation                                                     (12,769)
Less accumulated amortization of equipment and leasehold improvements
 under capital leases                                                              (2,084)
                                                                                 --------
                                                                                   11,332
Construction in progress and deposits on equipment                                  5,440
                                                                                 --------
                                                                                 $ 16,772
                                                                                 ========

Accounts payable included bank overdrafts of $2,727,000 at March 31, 1996.


3. SUPPLEMENTAL CASH FLOW DATA:

The following provides supplemental disclosures of cash flow activities for the three months ended March 31, 1996 and April 2, 1995, respectively:

                                                                      INCREASE (DECREASE)
                                                                        IN CASH AND CASH
                                                                          EQUIVALENTS
                                                                     ----------------------
                                                                     MARCH 31,     APRIL 2,
                                                                       1996          1995
                                                                      -------       ------
                                                                         (IN THOUSANDS)
Changes in operating assets and liabilities:
  Accounts receivable                                                 $(7,644)      $  387
  Inventories                                                          (7,137)         375
  Other current assets                                                   (162)         939
  Accounts payable                                                      4,977        1,952
  Accrued expenses                                                      1,275         (209)
                                                                      -------       ------
                                                                      $(8,691)      $3,444
                                                                      =======       ======
Noncash transactions:
  Property and equipment acquired through capital lease
   obligations                                                        $ 2,920       $  413
  Equipment acquired through issuance of debt                             781           --

4. INCOME TAXES:

The 1996 and 1995 consolidated effective tax rates differ from the federal statutory tax rate primarily due to state taxes offset by the utilization of the Austrian subsidiary's net operating loss carryforwards. See further explanation regarding the Company's effective tax rate in Management's Discussion and Analysis of Financial Condition and Results of Operations.

5. EMPLOYEE BENEFIT PLANS:

In April 1996, the Company's Board of Directors established a noncontributory profit-sharing plan covering substantially all employees. The Company may make semiannual contributions to the plan based on profit performance in relation to goals to be established by the Board of Directors. The plan will become effective July 1, 1996.

In April 1996, the Company's Board of Directors established a stock purchase plan that will allow substantially all employees to purchase, through payroll deductions, newly issued shares of the Company's common stock. The plan will become effective July 1, 1996.

6. STOCK SPLIT:

In April 1996, the Company's Board of Directors authorized a two-for-one stock split in the form of a 100% stock dividend to be distributed on June 3, 1996 to shareholders of record on May 20, 1996. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Stockholders' Equity.

7. DEBT ARRANGEMENTS:

In May 1996, the Company extended its revolving credit arrangement with its bank through June 30, 1996. This agreement also extended the maximum amount of borrowings from $14 million to $16 million. On May 30, 1996, the Company entered into a revolving credit facility with a new bank. The agreement provides up to $23 million in borrowing through August 1996, and $10 million thereafter, and expires in May 1999. Credit availability under this facility is subject to a defined borrowing base that is based on certain percentages of accounts receivable, inventories and plant and equipment. At the Company's option, advances from the revolving credit agreement may be made at either a floating rate which is approximately equal to the bank's prime rate or at a LIBOR rate which is based on the British Bankers' Association LIBOR setting rate. The Company must pay a fee of .25% on the unused portion of the revolving credit balance. The agreement requires the Company to maintain certain leverage, interest coverage, current and funded debt ratios.

8. ACQUISITION:

In March 1996, the Company completed the acquisition of the outstanding stock of BHG Tatabanya Alkatrezsgyarto Kft. (now known as Zytec Hungary Elektronikai Kft.) located in Hungary. The $839,000 purchase price was paid in cash. This acquisition has been recorded using the purchase method of accounting. This acquisition is not significant to the Company's consolidated results of operations and financial position.



                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
 Board of Directors of
 Zytec Corporation:

We have audited the accompanying consolidated balance sheets of Zytec Corporation as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zytec Corporation as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Minneapolis, Minnesota
February 21, 1996



                                ZYTEC CORORATION
                           CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1995         1994
                                                                       -------      -------
                                                                       (IN THOUSANDS, EXCEPT
                                                                            SHARE DATA)
Current assets:
  Cash and cash equivalents                                            $     2      $     2
  Accounts receivable                                                   26,648       16,315
  Inventories                                                           24,201       17,303
  Deferred income taxes                                                    932          750
  Other current assets                                                   2,082        2,180
                                                                       -------      -------
    Total current assets                                                53,865       36,550
                                                                       -------      -------
Property, plant and equipment, net                                      11,823        8,621
Other assets                                                               679          304
                                                                       -------      -------
      Total assets                                                     $66,367      $45,475
                                                                       =======      =======

                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Debt and capital lease obligations, current portion                  $13,942      $ 7,280
  Accounts payable                                                      18,487        9,988
  Accrued expenses                                                       6,979        5,102
                                                                       -------      -------
    Total current liabilities                                           39,408       22,370
                                                                       -------      -------
Debt and capital lease obligations, less current portion                 4,050        4,764
Deferred income taxes                                                    1,001          823
Other liabilities                                                          541          405
                                                                       -------      -------
    Total liabilities                                                   45,000       28,362
Commitments and contingencies
Stockholders' equity (Common stock, no par value;
  25,000,000 shares authorized, 8,687,306 and 8,479,666
  shares outstanding at December 31, 1995 and December 31,
  1994, respectively)                                                   21,367       17,113
                                                                       -------      -------
      Total liabilities and stockholders' equity                       $66,367      $45,475
                                                                       =======      =======

The accompanying notes are an integral part of the consolidated financial statements.

                              ZYTEC CORPORATION
                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        FISCAL YEAR ENDED DECEMBER 31,
                                                    --------------------------------------
                                                       1995          1994          1993
                                                    ----------    ----------    ----------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                  SHARE DATA)
Net sales                                           $  170,518    $  128,141    $   90,614
Cost of goods sold                                     149,922       109,847        76,622
                                                    ----------    ----------    ----------
  Gross profit                                          20,596        18,294        13,992
                                                    ----------    ----------    ----------
Other revenue                                            1,559         2,462         3,624
                                                    ----------    ----------    ----------
Operating expenses:
  Selling                                                3,117         2,857         2,456
  General and administrative                             4,022         3,533         2,853
  Research and development                               8,587         8,144         6,936
                                                    ----------    ----------    ----------
      Total operating expenses                          15,726        14,534        12,245
                                                    ----------    ----------    ----------
      Operating income                                   6,429         6,222         5,371
Other income (expense):
  Interest expense                                      (1,053)         (766)       (1,173)
  Other, net                                               703           (38)          191
                                                    ----------    ----------    ----------
      Income before income taxes                         6,079         5,418         4,389
Income taxes                                             2,201         2,054         1,718
                                                    ----------    ----------    ----------
Net income                                          $    3,878    $    3,364    $    2,671
                                                    ==========    ==========    ==========
Net income per share:
  Primary                                           $     0.42    $     0.36    $     0.37
                                                    ==========    ==========    ==========
  Fully diluted                                     $     0.41    $     0.36    $     0.35
                                                    ==========    ==========    ==========
Common and common equivalent shares outstanding:
  Primary                                            9,267,784     9,323,936     7,298,676
                                                    ==========    ==========    ==========
  Fully diluted                                      9,388,880     9,323,936     7,554,586
                                                    ==========    ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                ZYTEC CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                   RETAINED         FOREIGN
                                                           COMMON STOCK            EARNINGS        CURRENCY
                                                       ---------------------     (ACCUMULATED     TRANSLATION
                                                        SHARES       AMOUNT        DEFICIT)       ADJUSTMENTS      TOTAL
                                                        ------       ------        --------       -----------      -----
                                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Balance, December 31, 1992                             2,876,027     $ 1,546        $ (228)          $(170)       $ 1,148
  Exercise of stock options                              158,736         153                                          153
  Tax benefit realized upon exercise of stock
   options                                                               145                                          145
  Proceeds from initial public offering of common
   stock (net of offering costs of $1,155)             1,000,000       9,220                                        9,220
  Net income for the year                                                            2,671                          2,671
  Foreign currency translation adjustments                                                              (6)            (6)
                                                       ---------     -------        ------           -----        -------
Balance, December 31, 1993                             4,034,763      11,064         2,443            (176)        13,331
  Exercise of stock options                              205,070         219                                          219
  Tax benefit realized upon exercise of stock
   options                                                               173                                          173
  Net income for the year                                                            3,364                          3,364
  Foreign currency translation adjustments                                                              26             26
                                                       ---------     -------        ------           -----        -------
Balance, December 31, 1994                             4,239,833      11,456         5,807            (150)        17,113
  Exercise of stock options                              103,820         147                                          147
  Tax benefit realized upon exercise of stock
   options                                                               196                                          196
  Net income for the year                                                            3,878                          3,878
  Foreign currency translation adjustments                                                              33             33
                                                       ---------     -------        ------           -----        -------
Balance, December 31, 1995                             4,343,653     $11,799        $9,685           $(117)       $21,367
                                                       =========     =======        ======           =====        =======

The accompanying notes are an integral part of the consolidated financial statements.

                                ZYTEC CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          FISCAL YEAR ENDED DECEMBER 31,
                                                        -----------------------------------
                                                          1995          1994         1993
                                                        ---------     --------     --------
                                                                  (IN THOUSANDS)
Increase (Decrease) in Cash and Cash Equivalents
  Cash flows from operating activities:
    Net income                                          $   3,878     $  3,364     $  2,671
    Adjustments to reconcile net income to net cash
     from operating activities:
      Depreciation and amortization                         2,728        2,172        1,954
      Deferred income taxes                                    (4)        (108)         177
      Changes in operating assets and liabilities          (5,872)     (11,243)      (3,048)
      Other                                                    90          124           58
                                                        ---------     --------     --------
       Net cash provided by (used in) operating
        activities                                            820       (5,691)       1,812
                                                        ---------     --------     --------
  Cash flows from investing activities:
    Additions to property, plant and equipment             (3,035)      (3,212)        (673)
    Increase in other assets                                 (300)          --           --
                                                        ---------     --------     --------
       Net cash used in investing activities               (3,335)      (3,212)        (673)
                                                        ---------     --------     --------
  Cash flows from financing activities:
    Proceeds from debt and capital lease obligations        6,950        6,500        3,494
    Payments of debt and capital lease obligations         (8,884)      (7,043)      (5,503)
    Proceeds from revolving credit loan                   139,050       71,872       76,087
    Payments on revolving credit loan                    (134,474)     (68,493)     (79,354)
    Increase (decrease) in bank overdrafts                   (307)       1,442       (1,089)
    Exercise of stock options                                 147          219          161
    Tax benefit realized upon exercise of stock
     options                                                  196          173          145
    Net proceeds from issuance of common stock in
     initial public offering                                   --           --        9,220
                                                        ---------     --------     --------
       Net cash provided by financing activities            2,678        4,670        3,161
                                                        ---------     --------     --------
  Effect of exchange rate changes on cash                    (163)         (36)         (31)
                                                        ---------     --------     --------
  Increase (decrease) in cash and cash equivalents             --       (4,269)       4,269
  Cash and cash equivalents, beginning of year                  2        4,271            2
                                                        ---------     --------     --------
  Cash and cash equivalents, end of year                $       2     $      2     $  4,271
                                                        =========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.


                                ZYTEC CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES:

Zytec Corporation (the Company) is a designer and manufacturer of custom electronic power supplies for original equipment manufacturers in the computer and electronic equipment industries. The Company also provides repair services for power supplies and repair and materials management services for a significant customer.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned Austrian subsidiary, Zytec GmbH. All intercompany accounts and transactions have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION: The financial position and results of operations of the Company's international subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rates in effect at each fiscal year-end. Statement of Operations accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the foreign currency translation adjustments account in stockholders' equity.

FOREIGN CURRENCY OPTIONS AND FORWARD CONTRACTS: The Company utilizes hedging financial instruments (foreign currency option and forward contracts) from time to time to limit the financial risk of foreign currency exchange rates primarily related to certain receivables. The Company does not use hedging instruments of a speculative nature for trading purposes. Realized and unrealized gains and losses are deferred and recognized as part of the specific transaction being hedged. The Company had foreign currency option and forward contracts with a face amount of $5.0 million and $1.0 million at December 31, 1995 and December 31, 1994, respectively. The unrealized losses on the contracts were not significant.

CASH AND CASH EQUIVALENTS: The Company considers its investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVENTORIES: Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets or the lease terms, if shorter.

Maintenance and repairs are charged to expense as incurred. The cost and related accumulated depreciation on asset disposals are removed from the accounts and any gain or loss thereon is included in operations in the year of disposition.

INCOME TAXES: Deferred income tax assets and liabilities are recognized for the expected future tax consequences of differences in the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, when necessary, to reduce defferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change in deferred income tax assets and liabilities during the period.

REVENUE RECOGNITION: Sales are recorded as products are shipped or services are rendered. The Company enters into agreements with certain customers whereby the customers fund a portion of research and development expenses relating to the designing of particular products. This funding is recognized as Other revenue in the Consolidated Statements of Operations in the periods the Company incurs the related costs and has agreed with the customer as to the amount.

The Company functions as a buying agent for certain materials and supplies for a significant customer. Because the customer reimburses the Company for all actual costs and bears all risk of loss under this arrangement, the costs for these materials and supplies are presented net of the related reimbursements in the Consolidated Statements of Operations. Revenues for the services the Company provides as a buying agent and the related costs are included in Net sales and Cost of goods sold, respectively, in the Consolidated Statements of Operations.

PRODUCT WARRANTY: The Company records estimated product warranty costs in the period in which the related sales are recognized.

RESEARCH AND DEVELOPMENT: Research and development costs are expensed as incurred.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARES: Net income per common and common equivalent shares has been computed by dividing net income by the weighted average number of common and common equivalent shares outstanding for the period, using the modified treasury stock method. Common equivalent shares relate to stock options. For 1995 and 1993, fully diluted earnings per share reflects the additional dilution related to stock options because the market price at the end of the period was higher than the average market price during the period.

Shares sold and stock options issued within twelve months prior to the date of the initial public offering for a per share price less than the initial public offering price are included in the calculation of net income per share under Securities and Exchange Commission rules as if they had been outstanding for the entire period prior to the initial public offering, using the modified treasury stock method.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas which require the use of management estimates relate to product warranty costs, allowance for inventory obsolescence, and valuation allowance for deferred taxes.

STOCK SPLIT: In April 1996, the Company's Board of Directors authorized a two-for-one stock split in the form of a 100% stock dividend to be distributed on June 3, 1996 to shareholders of record on May 20, 1996. All per share and number of share data have been retroactively restated to reflect the stock split, except for the Consolidated Statements of Stockholders' Equity.

NOTE 2 -- SELECTED BALANCE SHEET DATA:

                                                      1995        1994
                                                    --------     -------
                                                       (IN THOUSANDS)
Inventories:
  Work in process and finished goods                $  7,392     $ 4,770
  Parts and subassemblies                             16,809      12,533
                                                    --------     -------
                                                    $ 24,201     $17,303
                                                    ========     =======
Property, plant and equipment, net:
  Land and land improvements                        $     76     $    76
  Building and building improvements                     637         612
  Equipment, furniture and leasehold
   improvements                                       18,493      14,462
  Equipment, furniture and leasehold
   improvements under capital leases                   5,228       4,205
                                                    --------     -------
                                                      24,434      19,355
  Less accumulated depreciation                      (12,176)     (9,370)
  Less accumulated amortization                       (1,970)     (1,889)
                                                      10,288       8,096
  Construction in progress and deposits
   on equipment                                        1,535         525
                                                    --------     -------
                                                    $ 11,823     $ 8,621
                                                    ========     =======
Accrued expenses:
  Vacation                                          $  2,160     $ 1,938
  Other                                                4,819       3,164
                                                    --------     -------
                                                    $  6,979     $ 5,102
                                                    ========     =======

Accounts payable included bank overdrafts of $1,148,000 and $1,442,000 at December 31, 1995 and 1994, respectively.

NOTE 3 -- SUPPLEMENTAL CASH FLOW DATA:

The following provides supplemental disclosures of cash flow activities for the years ended December 31, 1995, 1994 and 1993, respectively.


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     1995         1994          1993
- ------------------------------------------------    -------      --------      -------
                                                              (IN THOUSANDS)
Changes in operating assets and liabilities:
  Accounts receivable                               $(9,839)     $ (5,835)     $(2,979)
  Inventories                                        (6,499)       (7,820)      (1,408)
  Other current assets                                  244        (1,036)        (496)
  Accounts payable                                    8,472         2,032        2,129
  Accrued expenses                                    1,750         1,416         (294)
                                                    -------      --------      -------
                                                    $(5,872)     $(11,243)     $(3,048)
                                                    =======      ========      =======

                                                     1995      1994       1993
                                                    ------    ------     ------
                                                          (IN THOUSANDS)

Cash paid during the year for:
  Interest                                          $1,054    $  787     $1,199
  Income taxes                                       1,202     2,120      1,596
Noncash transactions:
  Property and equipment acquired through
   capital lease obligations                         2,377       331        288
  Equipment acquired through issuance of debt          372        --        625



NOTE 4 -- DEBT ARRANGEMENTS:

Debt consisted of the following at December 31:

                                                          1995        1994
                                                        --------     -------
                                                           (IN THOUSANDS)

Capital lease obligations (Note 5)                      $  2,787     $ 1,478
Variable rate demand industrial development revenue
 bonds due 2002 (A)                                        1,140       1,300
Revolving credit and term loan due April 1996 (B)          7,273       2,883
Revolving credit loan due March 1996 (C)                   3,461       3,177
Notes payable due 1996 (D)                                 2,156       2,033
Loan payable to bank due 2002 (E)                            995          --
Loan payable to bank                                          --         912
Other                                                        180         261
                                                        --------     -------
                                                          17,992      12,044
Less current portion                                     (13,942)     (7,280)
                                                        --------     -------
                                                        $  4,050     $ 4,764
                                                        ========     =======


(A) The interest rate is established weekly according to market conditions such that the market value of the bonds will remain equal to their principal value; the maximum interest rate payable under the bonds is 10%. The interest rate at December 31, 1995, was 5.85%. The agreement requires a bank letter of credit to be maintained in an amount approximately equal to the outstanding principal balance of the bonds. The letter of credit is collateralized by accounts receivable, inventories and certain property, plant and equipment.

(B) The revolving credit agreement provides up to a maximum of $10,000,000 of borrowings, subject to a defined borrowing base that is based on certain percentages of accounts receivable and inventories. At the Company's option, advances from the revolving credit agreement may be made at either a floating rate equal to the bank's prime rate or at a LIBOR rate which is equal to the British Bankers' Association LIBOR setting rate. The bank's prime rate at December 31, 1995, was 8.5%. The Company must pay a fee of .25% on the unused portion of the revolving credit balance. The debt is collateralized by domestic accounts receivable, inventories and certain property, plant and equipment. The agreement requires the Company to maintain certain debt coverage, debt to worth and current ratios. In January 1996, the maximum amount of borrowings available to the Company was increased to $14,000,000.

(C) Zytec GmbH has a revolving credit loan with a bank for financing export sales. The agreement is renewable quarterly and, as of December 31, 1995, extends through March 31, 1996, with an interest rate of 4.5%. The Company had borrowed the maximum amounts of $3,461,000 and $3,156,000 at December 31, 1995 and 1994, respectively. These borrowings are collateralized by export receivables. Zytec GmbH also has a line of credit agreement which provides $494,000 of overdraft financing at an interest rate of 9.25% and $1,483,000 of notes at a floating interest rate which was 5.125% at December 31, 1995. The agreement extends through March 31, 1996. At December 31, 1995, no amounts were outstanding. At December 31, 1994, the Company had an outstanding balance of $21,000.

(D) Notes payable include various notes which mature from January to April 1996. The interest rate was 5.125% at December 31, 1995. The notes are collateralized by accounts receivable of Zytec GmbH totaling $3,241,000 and $2,415,000 at December 31, 1995 and 1994, respectively, which exclude the export receivables collateralized in (C) above.

(E) Interest is payable at a rate of 3.5% from January 1, 1995 to December 31, 1996 and then changes to 5% for the remaining life of the loan. The loan is guaranteed by the Austrian government and is collateralized by certain property, plant and equipment. As part of the agreement, the Company is obligated to make capital contributions to Zytec GmbH up to a limit of $2,966,000, if its cumulative cash flow as defined in the loan agreement becomes negative. Cumulative cash flow was $2,793,000 at December 31, 1995; therefore, no capital contribution is required at December 31, 1995.

The aggregate amount of maturities of long-term debt, excluding capital lease obligations, is as follows at December 31, 1995:


                    AMOUNT
                  ---------
               (IN THOUSANDS)

1996               $12,949
1997                   557
1998                   376
1999                   331
2000                   331
Thereafter             661
                   -------
                   $15,205
                   =======

In January 1996, the Company entered into a $1,200,000 construction and term loan agreement with a bank to finance the expansion of a building. Upon the completion date of the building expansion, the loan will be payable in equal monthly installments over seven years at which time the remaining principal balance is due. The interest rate on the loan will be 2.25% in excess of the current yield on United States Government Treasury Securities with constant maturities of five years.

The fair value of the debt based upon discounted cash flow analysis approximates its carrying value at December 31, 1995.

NOTE 5 -- LEASE OBLIGATIONS:

Equipment under capital leases includes certain production and office equipment. The Company also leases production facilities, warehouses, office buildings and various equipment under operating leases.

Related to certain capital lease agreements, the Company was contingently liable under irrevocable letters of credit for $1,200,000 and $1,367,000 at December 31, 1995 and December 31, 1994, respectively.

Minimum annual rental commitments as of December 31, 1995, are as follows:

                                               CAPITAL LEASES   OPERATING LEASES
                                               --------------   ----------------
                                                        (IN THOUSANDS)
1996                                               $1,209            $1,892
1997                                                  910             1,627
1998                                                  594             1,063
1999                                                  392               735
2000                                                  104               562
Thereafter                                             43               442
                                                   ------            ------
                                                   $3,252            $6,321
Less amount representing interest                    (465)
                                                   ------
Present value of net minimum lease payments        $2,787
                                                   ======

Rent expense for the years ended December 31, 1995, 1994 and 1993 was $2,323,000, $1,638,000, and $1,070,000, respectively. Future minimum rental income under subleases related to operating leases is $785,000.

Subsequent to December 31, 1995, the Company entered into approximately $3,600,000 in capital lease obligations and an operating lease for production facilities in Colorado which will result in additional annual rent expense of approximately $329,000 for 10 years.

NOTE 6 -- INCOME TAXES:

Income tax expense (benefit) consisted of the following:


                1995       1994       1993
               ------     ------     ------
                      (IN THOUSANDS)
Current:
  Federal      $1,906     $1,765     $1,380
  State           299        397        161
Deferred           (4)      (108)       177
               ------     ------     ------
               $2,201     $2,054     $1,718
               ======     ======     ======

The components of domestic deferred income taxes as of December 31, are as follows:

                                            1995      1994
                                           ------     ----
                                           (IN THOUSANDS)
Current deferred tax asset:
  Inventories                              $  235     $165
  Other accruals, primarily vacation          697      585
                                           ------     ----
                                           $  932     $750
                                           ======     ====
Net noncurrent deferred tax liability:
  Depreciation                             $1,002     $825
  Other, net                                   (1)      (2)
                                           ------     ----
                                           $1,001     $823
                                           ======     ====

At December 31, 1995, the Company's Austrian subsidiary has accumulated approximately $8,500,000 of operating loss carryforwards for income tax purposes (representing approximately $2,900,000 of tax benefits at the statutory rate). These carryforwards are only available to offset future taxable income of the subsidiary until their expiration, occurring primarily in 1998 and 1999. A valuation allowance has been established for the entire tax benefit associated with the Austrian subsidiary's operating loss carryforwards due to uncertainty regarding whether future taxable income will be sufficient to realize the operating loss carryforwards before they expire.

A reconciliation of the provision for income taxes and the amount computed by applying the federal statutory rate to income before income tax expense is as follows:

                                             1995       1994       1993
                                            ------     ------     ------
                                                   (IN THOUSANDS)
Income before income tax expense:
 Domestic                                   $5,119     $5,194     $4,346
 Foreign                                       960        224         43
                                            ------     ------     ------
                                            $6,079     $5,418     $4,389
                                            ======     ======     ======
Computed income tax expense at federal
 statutory rate                             $2,067     $1,842     $1,536
Increase (reduction) resulting from:
 State taxes, net of federal tax effect        196        236        115
 Utilization of subsidiary operating
   loss carryforwards                         (326)       (76)       (15)
 Other                                         264         52         82
                                            ------     ------     ------
  Income tax expense                        $2,201     $2,054     $1,718
                                            ======     ======     ======


NOTE 7 -- STOCK OPTION PLANS AND WARRANTS:

The Company has several qualified incentive stock option plans under which a total of 4,000,000 shares of its common stock have been reserved for the granting of options to employees. Options can be granted under these plans until January 2000.

Participants in the plans will be granted options at the fair value of the stock at the date of the grant. The options expire six years from the date of the grant or three months after termination of employment, if earlier. In the case of termination of employment due to death or disability, the options expire six years after grant or twelve months after termination of employment, if earlier. Twenty percent of the total number of options become exercisable at each anniversary date of the granting of the options. As of December 31, 1995, 573,510 shares were available for grant under the plans.

Incentive stock option transactions during 1995, 1994 and 1993 were as follows:


                                              OPTIONS       PRICE
                                            OUTSTANDING   PER SHARE
                                             ---------   -----------
Balance, December 31, 1992                   1,587,630   $ .50-$1.00
  Granted                                      503,800    1.00- 5.19
  Exercised                                   (311,182)    .50-  .75
  Cancelled                                   (348,882)    .50- 1.50
                                             ---------   -----------
Balance, December 31, 1993                   1,431,366     .50- 5.19
  Granted                                      228,000    4.25- 4.75
  Exercised                                   (386,454)    .50- 1.50
  Cancelled                                    (71,800)    .50- 5.19
                                             ---------   -----------
  Balance, December 31, 1994                 1,201,112     .50- 5.19
  Granted                                      495,000    3.00- 4.81
  Exercised                                   (197,640)    .50- 1.50
  Cancelled                                    (76,760)    .50- 5.19
                                             ---------   -----------
Balance, December 31, 1995                   1,421,712     .50- 5.19
                                             ---------   -----------
Options exercisable at December 31, 1995       339,952   $ .50-$5.19
                                             =========   ===========

The Company has also granted nonqualified stock options to employees and outside directors. The terms and conditions of these options are the same as those provided under the Company's incentive stock option plans. As of December 31, 1995, 70,000 options exercisable at $.50 per share were outstanding, all of which were exercisable.

As a part of the Company's initial public offering, the Company issued warrants to the underwriters for the purchase of 124,000 shares of common stock. These warrants have an exercise price of $6.23 per share and are exercisable through November 1998.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stockbased compensation plans. The Company is not required to adopt the new standard until 1996. The Company will continue to measure compensation cost for its stock option plans using the intrinsic value based method of accounting it has historically used and, therefore, the new standard will have no effect on the Company's operating results. The Company's financial statement disclosures will be expanded in 1996, as required, to include pro forma disclosures as if the fair value based method of accounting had been followed.

NOTE 8 -- EMPLOYEE BENEFIT PLANS:

The Company has a defined contribution 401(k) plan covering substantially all domestic employees. Contributions to the plan by the Company are based on employee contributions to the plan. Costs charged to operations were $370,000, $350,000, and $219,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

During 1991, the Company established an Employee Stock Ownership Plan (ESOP) for the benefit of its domestic employees. The amount contributed by the Company to the ESOP is determined annually by the Board of Directors. No contribution was authorized for 1995, 1994 or 1993. The ESOP has purchased no shares of the Company's common stock and has no effect on the Company's financial statements.

Substantially all of the employees of Zytec GmbH are entitled to benefit payments under a severance plan. The benefit payments are based primarily on the employees' salaries and the number of years of service and are paid upon the employees' voluntary retirement. At December 31, 1995, and 1994, the Company had recorded a liability of $541,000 and $405,000, respectively, related to this severance plan. The Company recorded $124,000, $104,000 and $136,000 in severance expense during 1995, 1994 and 1993, respectively.

NOTE 9 -- TRANSACTIONS WITH SIGNIFICANT CUSTOMERS AND SUPPLIERS:

A portion of the Company's sales has been derived from significant customers in 1995, 1994 and 1993 as follows:

                    1995       1994       1993
                    ----       ----       ----
Customer 1           17%        11%         7%
Customer 2           16          9          8
Customer 3           15         29         36
Customer 4           12         12         12
                     --         --         --
                     60%        61%        63%
                     ==         ==         ==

The Company's major customers operate in the electronics industry. As a result, the Company has a concentration of trade receivables in this broad industrial segment.

The Company sells its manufactured products to original equipment manufacturers in accordance with agreements specific to certain manufacturer product programs. The Company's continued sales to these customers is often dependent upon the continuance of the customers' product programs. The Company's ten largest customers accounted for approximately 85%, 86% and 89% of net sales in 1995, 1994 and 1993, respectively.

Because of the custom nature of the Company's manufactured products and quality-driven reasons, the Company currently limits the number of suppliers of individual components used in the manufacture of products. Although there are a limited number of manufacturers of certain components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which could affect operating results adversely.

NOTE 10 -- GEOGRAPHIC REPORTING:

The following presents information about the operations in the United States and Europe for the years ended December 31, 1995, 1994 and 1993:

                           1995         1994        1993
                         --------     --------     -------
                                  (IN THOUSANDS)
Net sales:
  Domestic               $125,394     $ 93,337     $64,404
  Foreign                  45,124       34,804      26,210
                         --------     --------     -------
                         $170,518     $128,141     $90,614
                         ========     ========     =======
Operating income:
  Domestic               $  5,627     $  5,600     $ 5,003
  Foreign                     802          622         368
                         --------     --------     -------
                         $  6,429     $  6,222     $ 5,371
                         ========     ========     =======
Identifiable assets:
  Domestic               $ 53,558     $ 33,815     $24,881
  Foreign                  16,678       14,030       9,068
  Eliminations             (3,869)      (2,370)     (1,082)
                         --------     --------     -------
                         $ 66,367     $ 45,475     $32,867
                         ========     ========     =======

Identifiable assets are all assets, including corporate assets, identified with operations in each geographic area. Loans between the geographic areas and the investment in the wholly-owned subsidiary have been excluded.

Foreign currency transaction gains (losses) were $202,000, ($229,000), and $162,000 in 1995, 1994 and 1993, respectively.

In February 1996, the Company agreed to acquire the outstanding stock of BHG Tatabanya Alkatreszgyarto Kft. (BHG) located in Hungary. In March 1996, the transaction will be effective after payment of the purchase price which is approximately $845,000. The purchase price will be financed by a loan, interest on which is subsidized by the Austrian government, such that the interest rate is approximately 5%. BHG manufactures magnetics which are used by the Company in manufacturing power supplies. The transaction will be recorded using the purchase method of accounting.






              [Photo of Malcolm Baldrige National Quality Award]







NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OF THE DATE OF THE REPORT FROM WHICH IT IS INCORPORATED OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                TABLE OF CONTENTS

                                                 PAGE
                                                 ----
Prospectus Summary                                3
Risk Factors                                      5
Use of Proceeds                                   9
Recent Developments                               9
Price Range of Common Stock                      10
Dividend Policy                                  10
Capitalization                                   11
Selected Consolidated Financial Data             12
Management's Discussion and
 Analysis of Financial Condition and Results
 of Operations                                   13
Business                                         19
Management                                       30
Principal and Selling Shareholders               32
Underwriting                                     33
Legal Matters                                    34
Experts                                          34
Available Information                            34
Incorporation of Certain Documents
 by Reference                                    35
Index to Consolidated Financial Statements      F-1



                                2,272,000 Shares


                                  [ZYTEC LOGO]


                                  Common Stock



                               ------------------
                                   PROSPECTUS
                               ------------------




                             Needham & Company, Inc.

                          Nesbitt Burns Securities Inc.

                               ------------------

                                     , 1996





                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the distribution of the shares of Common Stock offered hereby:

SEC registration fee                $ 17,738
NASD filing fee                        5,644
Nasdaq listing fee                    17,500
Legal fees and expenses               60,000
Accounting fees and expenses          50,000
Blue Sky fees and expenses             7,500
Printing expenses                     50,000
Transfer agent fees and expenses       2,500
Miscellaneous                         64,118
                                    --------
  TOTAL                             $275,000
                                    ========

Each amount set forth above, except the SEC registration fee, NASD filing fee and Nasdaq listing fee, is estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 302A.521 of the Minnesota Statutes provides that unless prohibited or limited by a corporation's articles of incorporation or bylaws, the Company must indemnify its current and former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement and which were incurred in connection with actions, suits, or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they (i) have not been indemnified by another organization, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section.

Article VI of the Bylaws of the Company provides that current and former officers, directors, employees and agents of the Company and other persons shall have the rights to indemnification provided by Section 302A.521 of the Minnesota Statutes.

Section 7 of the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides certain indemnification rights to officers and directors of the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed as part of this Registration Statement on Form S-3:

  EXHIBIT
    NO.      DESCRIPTION

     1.1     Form of Underwriting Agreement
     5.1     Opinion of Winthrop & Weinstine, P.A.
    23.1     Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1).
    23.2     Consent of Coopers & Lybrand L.L.P., Independent Accountants.
    24.1     Powers of Attorney (included in signature page on page II-3).
    99.1 Credit Agreement dated as of May 30, 1996, among Zytec Corporation, the Lenders named therein, and Harris Trust and Savings Bank, Individually and as Agent.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, were applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on June 6, 1996.

                                     Zytec Corporation

                                     By /S/ RONALD D. SCHMIDT
                                        Ronald D. Schmidt
                                        President and Chief Executive Officer


                                POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Ronald
D. Schmidt and John B. Rogers, or either of them, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-3 of Zytec Corporation and any or all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits hereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                             TITLE                          DATE
/S/ RONALD D. SCHMIDT         Chairman of the Board, President
 Ronald D. Schmidt            and Chief Executive Officer
                              (Principal Executive Officer)             June 6, 1996

/S/ JOHN B. ROGERS            Chief Financial Officer (Principal
 John B. Rogers               Financial and Accounting Officer)         June 6, 1996

/S/ JOHN M. STEEL             Vice President, Marketing and Sales
 John M. Steel                and Director                              June 6, 1996

/S/ JOSEF J. MATZ             Managing Director of Zytec GmbH
 Josef J. Matz                and Director                              June 6, 1996

/S/ SHERMAN WINTHROP          Secretary and Director                    June 6, 1996
 Sherman Winthrop

/S/ LAWRENCE J. MATTHEWS      Director                                  June 6, 1996
 Lawrence J. Matthews

/S/ GARY C. FLACK             Director                                  June 6, 1996
 Gary C. Flack

/S/ DR. FRED C. LEE           Director                                  June 6, 1996
 Dr. Fred C. Lee

/S/ JOHN V. TITSWORTH         Director                                  June 6, 1996
 John V. Titsworth

/S/ JAMES S. WOMACK           Director                                  June 6, 1996
 James S. Womack




                              INDEX TO EXHIBITS

  EXHIBIT
    NO.      DESCRIPTION
     1.1     Form of Underwriting Agreement                                           electronically
     5.1     Opinion of Winthrop & Weinstine, P.A.                                    electronically
    23.1     Consent of Winthrop & Weinstine, P.A. (included in Exhibit 5.1).
    23.2     Consent of Coopers & Lybrand L.L.P., Independent Accountants             electronically
    24.1     Powers of Attorney (included in signature page on page II-3).
    99.1     Credit Agreement dated as of May 30, 1996, among Zytec Corporation, the Lenders named therein, and Harris Trust and Savings Bank,
             Individually and as Agent                                                electronically